FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 19 February, 2021
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

    Annual Results
      For the year ended 31 December 2020

natwestgroup.com

NatWest Group plc
2020 NatWest Group performance summary
Alison Rose, Chief Executive Officer:

“The past year presented some extraordinary challenges for our customers, colleagues and communities. We provided exceptional levels of support to those who needed it, including the approval of over £14 billion of lending under UK Government schemes, demonstrating that we have truly put Our Purpose at the heart of this business. Being purpose-led isn’t just the right thing to do, it has a powerful commercial imperative and is fundamental to building sustainable value in our business.

Despite reporting a loss for the year, NatWest Group delivered a resilient underlying performance in a challenging operating environment. The bank continued to grow in key areas such as mortgages and commercial lending and our balance sheet remains strong, with one of the highest capital ratios amongst our UK and European peers. We have today announced our intention to pay a final dividend whilst reaffirming our commitment to regular capital returns for shareholders in the future.

We made strong progress in executing the strategy we set out in February 2020 as we build a relationship bank for a digital world; a bank that will meet the rapidly evolving needs of our customers at different stages of their lives through an ever-increasing focus on digital and transformation. In turn, this will drive sustainable, long-term returns to our shareholders.

We cannot be certain of the long-term impact of the pandemic. But we can be certain that our bank will continue to support those who need it most as we build back better. By championing potential and helping people, families and businesses to rebuild and thrive, we will succeed together.”

Financial performance in a challenging environment
●	Full year 2020 operating loss of £351 million and an attributable loss of £753 million. Q4 2020 operating profit before tax of £64 million and an attributable loss of £109 million.
●	Full year 2020 net impairment losses of £3,242 million, or 88 basis points of gross customer loans, resulted in an expected credit loss (ECL) coverage ratio of 1.66%.
●
In comparison to 2019, income across the retail and commercial businesses, excluding notable items, decreased by 10.0% as the lower yield curve, subdued business activity and lower consumer spending were partially offset by strong balance growth.

●
2020 Bank net interest margin (NIM) of 1.71% decreased by 28 basis points compared with 2019. Q4 2020 Bank NIM of 1.66% increased by 1 basis point in comparison to Q3 2020 as lower average central liquidity and improved asset margins more than offset reduced structural hedge income as a result of lower swap rates.

●	A cost reduction of £277 million was achieved during 2020, ahead of our £250 million target for the year.
Robust balance sheet with strong capital and liquidity levels
●
CET1 ratio of 18.5%, was 230 basis points higher than 2019, including c.100 basis points related to IFRS 9 transitional relief. The CET1 ratio increased by 30 basis points in comparison to Q3 2020 as the £3.6 billion reduction in RWAs and a 23 basis point software intangible benefit were partially offset by the 3 pence proposed final dividend, 21 basis points, and linked pension contribution, 16 basis points.

●
The liquidity coverage ratio (LCR) of 165%, representing £72.1 billion headroom above 100%, increased by 13 percentage points in comparison to 2019. In comparison to Q3 2020 LCR increased by 8 percentage points reflecting the continued growth in customer deposits.

●
Net lending across the retail and commercial businesses increased by £20.9 billion in 2020 supported by £12.9 billion drawdowns against UK Government lending schemes and £16.2 billion mortgage lending, including £3.0 billion related to the Metro Bank plc mortgage portfolio acquisition. This growth has been partially offset by lower unsecured balances, which were impacted by lower spend and higher repayments, subdued business activity and increased loan provisions. In Q4 2020, net lending across the retail and commercial businesses increased by £4.5 billion as mortgage growth of £6.2 billion and £1.6 billion of lending against UK Government lending schemes more than offset £2.4 billion net revolving credit facility (RCF) repayments.

●
Customer deposits increased by £62.5 billion in comparison to 2019, with retail and commercial balances £60.5 billion higher as consumer spending was impacted by government restrictions and customers retained liquidity. In Q4 2020, customer deposits increased by £13.3 billion.

●
RWAs decreased by £8.9 billion in comparison to 2019, including an £11.0 billion reduction in NatWest Markets to £26.9 billion, partially offset by volume growth across the retail and commercial businesses with minimal levels of procyclical credit risk inflation. RWAs reduced by £3.6 billion in Q4 2020, largely in NatWest Markets.

Our Purpose in action – we champion potential, helping people, families and businesses to thrive

Helping our customers, colleagues and communities through the impacts of COVID-19

Provided lending support to our customers with a disciplined approach to risk:
●
Approved £14.1 billion through the government lending initiatives.(1)
●
Facilitated approximately £9.5 billion of COVID-19 Corporate Financing Facilities (CCFF) issuances.(2)

Supported the financial health of our customers:
●
Helped customers with approximately 258,000 mortgage repayment holidays and provided payment holidays on over 74,000 business customer accounts.(3)
●
95% of branches have been kept open during the pandemic and a new 'virtual queuing system' developed, with software developer Qudini, so customers who need to visit one of our branches can do so as safely as possible.

Long-term investment plan is powering our operational effectiveness:
●
Increased digital adoption with 9.4 million active digital users (2019 - 8.7 million), and with video banking now available across our entire network, interactions have increased from fewer than 100 per week in January 2020 to almost 9,000 per week by the end of 2020.
●
Announced an integration with global small business platform Xero, allowing its users to apply for NatWest Rapid Cash, a flexible line of credit based on outstanding invoices up to the value of £300,000, providing simple, swift support to a number of key businesses during the pandemic.

Prioritised the wellbeing of our colleagues:
●
Continued to support more than 50,000 colleagues to work from home. The timing of a phased return to our offices will be led by UK Government guidance and factors such as the progress of vaccinations.
●
Introduced a new digital physiotherapy offering, giving colleagues free access to physiotherapy advice, complementing existing resources to maintain and enhance colleague health, such as virtual GPs and the SilverCloud wellbeing platform.

Partnered and responded proactively to support UK communities:
●
Extended our support for vulnerable customers through a joint referral service with Citizens Advice, offering support to customers who need assistance to address the root cause of their financial vulnerability.
●
Launched the Winter Sparkle campaign, sending food, clothes, basic home supplies and toys from the Gogarburn food bank and charity distribution centres to people experiencing winter poverty across the UK.

Progress against areas of focus

Enterprise – addressing barriers to enterprise and business creation:
●
Launched an SME Transformation Taskforce, co-chaired by NatWest Group and the Federation of Small Businesses, bringing together policymakers, business groups and other stakeholders to share insights and discuss recommendations of support to spark growth back into this crucial part of the UK economy.
●
In January 2020, we announced £1 billion of funding for female entrepreneurs, which has all been committed, we have now doubled this funding to £2 billion to help support female-led businesses to recover from the disruption caused by the coronavirus.

Learning – skill building, particularly around financial confidence:
●
Reached 2.9 million people through financial capability interactions in 2020.
●
Launched Financial Flex campaign to encourage Brits – especially younger generations – to start talking more openly and honestly about their finances to combat growing worries around money.

Climate – supporting the necessary transition to a low carbon economy:
●
Supported our customers with £12.0 billion of Climate and Sustainable Funding and Financing in 2020.
●
Launched Green Mortgages offering a preferential interest rate to new or existing customers who are purchasing an energy efficient property.
●
Announced we will be the banking sponsor of the 26th UN Climate Change Conference of the Parties (COP26).

Diversity and inclusion – building an open and inclusive bank where everyone can thrive:
●
At the end of 2020 we have, on aggregate, 39% women in our top three leadership layers, an increase of 10% since targets were introduced in 2015.
●
As at the 31 December 2020 we have on aggregate 10% Black, Asian and Minority Ethnic colleagues in our top four leadership layers in the UK, representing a 2% increase since targets were introduced to improve representation to at least 14% by 2025.

Notes:
(1)
As at 31 December 2020, inclusive of Commercial Banking and Private Banking: Bounce Back Loan Scheme (BBLS) – £8.6 billion; Coronavirus Business Interruption Loan Scheme (CBILS) – £4.2 billion, Coronavirus Large Business Interruption Loan Scheme (CLBILS) – £1.3 billion.
(2)
As at 31 December 2020.
(3)
For the year ended 31 December 2020 in Retail Banking and since 22 March 2020 in Commercial Banking, there were c.16,000 active mortgage repayment holidays and c.11,000 active payment holidays on business customer accounts.

Chief Executive’s Statement

We champion potential, helping people, families and businesses to thrive.

Dear shareholders,

The past year presented some extraordinary challenges for our customers, colleagues and communities in the face of an ongoing global health crisis that led to a widespread economic crisis.

Throughout the course of the year, we responded at pace, providing exceptional levels of support to those who needed it and demonstrating that we have truly put Our Purpose at the heart of this business. In the face of such trying circumstances, I am proud of the resilience, empathy and kindness exhibited by so many of my colleagues across the bank.

We champion potential; breaking down barriers and building financial confidence so the 19 million people, families and businesses we serve in communities up and down the country can rebuild and thrive.

But COVID-19 has created opportunities as well as challenges, and it has accelerated a number of underlying trends in customer behaviour, our ways of working and the future shape of our economy.

We look forward with renewed hope and positivity and although we cannot be certain of the long-term impact of the pandemic, this bank will continue to serve our customers and support those who need it most. We will succeed together and, as a result, NatWest Group will drive sustainable, long-term returns for our shareholders.

Financial Performance
Despite reporting a loss for the year, NatWest Group delivered a resilient underlying performance through the strength of our core franchises and brands in a challenging operating environment. Our attributable loss of £753 million for 2020 reflects an impairment charge of £3.2 billion, a significant proportion of this impairment charge relates to potential future loan losses under IFRS 9. We continue to experience relatively low levels of actual default in our lending book, which is well diversified with limited exposure to unsecured loans. Before impairments, NatWest Group made an operating profit of £2.9 billion.

At 18.5% our CET1 ratio – the key measure of financial strength – is one of the highest amongst our UK and European peers. This capital strength gives us the flexibility to navigate the continuing uncertainty, return capital to shareholders and consider options for creating shareholder value.

In the face of extreme disruption, we made determined progress against the strategy we set out in February 2020 and surpassed our financial targets. We are building a relationship bank for a digital world; a bank that supports customers at every stage of their lives, that is simple to deal with and that is powered by innovation and partnerships, with far sharper capital allocation.

We have significant capacity to grow, with activity levels increasing across both our retail and commercial businesses. Net lending grew 7% in 2020, while our gross new mortgage lending represented a share of around 13%, taking our stock share to almost 11%.

In December 2020, we supplemented the organic growth we continue to achieve in mortgages with the acquisition of a £3 billion mortgage book from Metro Bank plc. This was our first significant acquisition since the financial crisis and represented a positive use of our strong capital position in a key area of focus.

Championing potential through COVID-19
Colleagues
The safety and wellbeing of our colleagues has been, and remains, a priority for the bank throughout the pandemic. We introduced resources to maintain and enhance the physical and mental health of our colleagues, providing access to virtual GPs, the SilverCloud wellbeing platform and free physiotherapy advice. For almost 10,000 keyworker colleagues who have remained on the frontline, all of our offices and branches were made COVID-secure. Around 50,000 colleagues have been working from home since March last year, supported by the delivery of 37,000 tech bundles and over 25,000 chairs and desks. The timing of a phased return to our offices will be led by UK Government guidance and factors such as the progress of vaccinations.

We continue to create opportunities for new talent from a range of backgrounds to join our organisation, including through our Social Mobility Apprenticeship Programme – one of the first of its kind in the UK – as well as providing existing colleagues with easy access to the very best learning through the NatWest Group Learning Academy.

Chief Executive’s Statement continued
Customers
From the start of the pandemic, it was clear that this was not business as usual. By pivoting our business at pace and collaborating with politicians, regulators and industry leaders, we were able to continue to serve our customers in the face of unprecedented demand.

In total, we approved around £14 billion of loans for business customers under the different government schemes in 2020 and provided 258,000 mortgage holidays. We delivered £5.2 million of cash securely to our customers in vulnerable situations and made almost 480,000 calls to check up on them, whilst also introducing a Companion Card that allowed trusted volunteers to pay for their essential goods.

Thanks to the extraordinary dedication of our colleagues, we have remained on the high street, supporting our customers and consistently keeping more than 95% of our branches open.

We have more than 800 branches and 16,000 physical points of presence, including our ATM network and our relationship with the Post Office. These remain an important part of how we deliver services to our customers.

The pandemic has also accelerated trends in how our customers want to bank with us. In particular, we have seen a rapid increase in digital adoption. We now have 9.4 million active digital users and 7.7 million active users of our mobile app. 58% of our retail customer base in the UK now exclusively uses digital channels to interact with us, an increase of 12% compared with 2019.

For business customers, we were able to extend over £8 billion of Bounce Back Loans by creating an end to end digital application process within the space of a week.

As we responded to COVID-19, we also migrated our enterprise support initiatives to be delivered digitally. Our 12 entrepreneur accelerator hubs held over 1,000 virtual events with 45,782 attendees since the start of lockdown.

Communities
As a relationship bank that sits at the heart of communities up and down the country, we have a responsibility to provide support to the most vulnerable people in society.

Leveraging existing relationships, part of our Gogarburn HQ was transformed into a food bank distribution hub for the Social Bite, Trussell Trust and Cyrenians charities. We’ve supported these charities to produce over one million meals for those in need since the start of March 2020 and we became a vital distribution network for items such as 240,000 books and education packs, 250,000 items of essential clothing and over 200,000 items of toiletries, masks, hand sanitisers and snacks. Meanwhile, the roof garden at our Coutts office on The Strand donated produce to the Felix Project which delivers surplus food to food banks, schools and charities throughout London.

The bank also raised £10 million by match-funding customer donations to the National Emergencies Trust and established a £5 million fund with the Prince’s Trust to help young entrepreneurs during the crisis. Working with SafeLives, we launched a review into how we can better support customers who have been victims of economic abuse and acquired coercive debt and announced a £1 million fund to support survivors of economic and domestic abuse.

Our Purpose
The COVID-19 pandemic has not distracted us from Our Purpose; we champion potential, helping people, families and businesses to thrive. Nor has it distracted us from the three key areas of focus we set out in February 2020. If anything, it has made them even more important. Our Purpose also has a powerful commercial imperative. If our customers succeed, so will we.

By removing barriers, building financial capability, championing equality and helping to tackle climate change, we are determined to pave the way for a better future.

Removing barriers to enterprise
We are already the largest supporter of UK business, serving around 1 in 4 UK businesses. However, we know that setting up and running a business is harder than it should be for under-represented groups, including for female and Black, Asian and Minority Ethnic-led businesses. We want to remove these barriers.

In 2020, as a result of the pandemic, we launched an SME response strategy that supported four million of our current customers to help them survive and thrive through the crisis.

Chief Executive’s Statement continued
At the start of last year, we also created a £1 billion fund aligned to our focus on supporting female entrepreneurs. During the course of 2020, all of this fund was allocated, leading us to announce an additional £1 billion in funding to help support female-led businesses recover from the disruption caused by coronavirus.

Building financial capability
Developing good habits can help to transform people’s relationships with money, and this has never been more important given the economic disruption we continue to face. We helped 600,000(1) customers to start saving with us in 2020, with a view to helping two million by 2023.

Building financial confidence and capability is especially important for young people. Over the last 26 years, our flagship MoneySense financial education programme has reached more than nine million children in 1 in 3 UK schools and last year we reached more than 2.9 million people though our various financial capability interactions.

We also launched Island Saver, the world’s first financial education mobile, console and PC game for children. With more than 2.3 million downloads, it has helped us to engage children from a young age in the importance of managing their money.

Leading the climate challenge
Climate change is the greatest challenge facing the planet. Tackling it requires collaboration across governments, industries and society.

We are determined to play a leading role in driving positive change. In November 2020, we announced that NatWest Group will be one of the Principal Partners and banking sponsor of the 26th UN Climate Change Conference of the Parties (COP26), taking place in Glasgow later this year.

There is much more we can do, both to get our own house in order and to help our customers in the transition to a low-carbon economy. We have set ourselves the ambitious goals of at least halving the climate impact of our financing by 2030 and making our own operations climate positive by 2025, having made them net carbon zero in 2020.

As a founding signatory to the UN Principles for Responsible Banking we are committed to aligning our strategy with the 2015 Paris Climate and UN Sustainable Development Goals.

In 2020, we helped our business customers with £12 billion of new climate and sustainable financing and funding. We also launched our first ever Green Mortgage in October 2020 and are supporting the drive to decarbonise the UK transportation sector through the Future Mobility Group.

Lord Stern was appointed as an independent adviser to NatWest Group to help us achieve our ambitions and James Close as our new Director, Climate Change, to co-ordinate and deliver our climate strategy.

Our strategy
NatWest Group will be a relationship bank for a digital world. Our strategy is to deliver on Our Purpose and drive sustainable returns to shareholders through our four strategic priorities.

Supporting customers at every stage of their lives
We will be more relevant to our customers by building deeper relationships and evolving our proposition to meet their needs throughout their lives. We benefit from having strong customer franchises across the business that provide multiple growth opportunities. For example, by bringing together our wealth businesses we can serve our customers better by focusing on the changing financial requirements through each stage of their lifetime.

Powered by innovation and partnerships
We invest around £1 billion each year to continuously improve our customers’ experience by harnessing our internal expertise and partnering with some of the most innovative companies from around the world. We have already created a strong culture of innovation with the development of customer propositions such as Mettle. We have also partnered with Pollinate to produce the award-winning Tyl. And we established a new relationship with BlackRock to support our investment management processing activity.

Note:
(1)
 Includes instances where customers had existing savings with other banks and transferred them into their NatWest Group account.

Chief Executive’s Statement continued
Simple to deal with
We are becoming much simpler as a bank and much simpler to deal with for our customers. As part of our One Bank operating model, we are creating key Centres of Excellence in areas such as climate change, fraud and financial crime which bring together the expertise of colleagues from across NatWest Group for the benefit of our customers. By reducing complexity and improving efficiency, we continue to take costs out of our operating model, delivering £277 million of cost reductions in 2020, against our £250 million target.

Sharpened capital allocation
Our capital is a resource to be used across the bank, to drive growth and optimise returns from a safe and secure base. A crucial element of this plan is refocusing NatWest Markets to serve our corporate and commercial customers better. Risk weighted assets in NatWest Markets reduced by £11 billion to £26.9 billion in 2020, exceeding our target for 2020, with a further reduction to £20 billion planned for the medium term. NatWest Markets is far more closely aligned to the rest of NatWest Group and its market-leading role in providing customers with access to COVID-19 Corporate Financing Facilities and to environmental, social and governance (ESG) finance are further examples of the strength of this franchise.

Ulster Bank RoI
In recent years, our strategy for Ulster Bank in the Republic of Ireland has been to improve returns by growing the business, reducing costs and resolving legacy issues. I want to pay tribute to our colleagues who through their commitment and dedication have helped to transform this business. Our priority over the coming months will remain on supporting our customers, communities and colleagues through these difficult times.

Following an extensive review and despite the progress that has been made, it has become clear Ulster Bank will not be able to generate sustainable long term returns for our shareholders. As a result, we are to begin a phased withdrawal from the Republic of Ireland over the coming years which will be undertaken with careful consideration of the impact on customers and our colleagues.

Overview
Overall, we delivered well against our strategy throughout 2020. Looking ahead, we have set a number of financial targets across a three year plan to 2023; to deliver lending growth above market rate, to reduce costs by around 4% each year and to operate with a CET1 capital ratio of 13% to 14% by 2023. Taken together, our four strategic priorities will drive sustainable, long-term returns to our shareholders and we are targeting a return on tangible equity of 9% to 10% by 2023.

An additional priority throughout the year was to put in place a leadership structure to deliver our strategy. As a result, I made a number of important external appointments including David Lindberg as CEO, Retail Banking, Jen Tippin as Chief Transformation Officer, Nigel Prideaux as Chief Communications Officer and Marg Jobling as Chief Marketing Officer. Each brings considerable experience and expertise to their respective roles and we are already working closely together. Some of my former colleagues, including our CEO of Retail Banking, Les Matheson, left the bank to pursue opportunities elsewhere. I would like to thank them for their invaluable contributions over many years and wish them all the best for the future.

Chief Executive’s Statement continued
A diverse and inclusive bank
We continue to focus on building a more diverse and inclusive organisation. At the end of 2020, 39% of the roles in our top three leadership layers were held by female colleagues, a 10% uplift since our targets were introduced.

2020 also brought an increased focus on racial inequality with the tragic death of George Floyd and the rise of the Black Lives Matter movement. Following the establishment of a taskforce led by the co-chairs of our multicultural network, we published a report - Banking on Racial Equality: A Positive Roadmap for Change - looking at what more we could do to champion the potential of colleagues, customers and communities from Black, Asian and Minority Ethnic backgrounds.

This built on the targets we put in place in 2018 to increase the number of colleagues from Black, Asian and Minority Ethnic backgrounds in our top four UK leadership layers in the bank to 14% by 2025. We currently have 10% Black, Asian and Minority Ethnic representation amongst our UK senior leaders, a 2% increase since the targets were introduced. Under our new commitments, we have launched a separate goal to have 3% Black colleagues in senior UK roles by 2025.

A sustainable future
Our robust balance sheet and sector-leading capital strength, underpinned by a resilient business with strong capacity for growth, gives us the flexibility to navigate the uncertain outlook, support our customers and deliver sustainable returns to shareholders.

But we can only deliver these returns through our strong culture and values, with purpose at our core. We have passionate, motivated and engaged colleagues, despite all the challenges of COVID-19 and with most people working from home for a considerable period of time: 95% of colleagues think we’re doing a good job responding to the pandemic and 92% are proud of our contribution to community and society. These numbers mean a lot to me. They give me confidence that we are building a sustainable future for this bank.

The way we live and work is changing. And people’s expectations of companies are changing as well. We won’t always get everything right. But by collaborating with others and demonstrating that we can play a positive role in society, we will help to create a greener, fairer and more inclusive economy for all, allowing us to deliver long-term sustainable value for all our shareholders.

And by championing potential and helping people, families and businesses to rebuild and thrive, we will succeed together.

Outlook(1)
NatWest Group, as with all companies, continues to deal with a range of significant risks and uncertainties in the external economic, political and regulatory environment. Expectations regarding the rate of economic recovery continue to change rapidly in response to government measures to limit the spread of COVID-19, expectations around the rollout of COVID-19 vaccines and policy measures to support the recovery.

Our central economic forecasts, as detailed on pages 173-175 in the 2020 Annual Report and Accounts, support our corporate plan, and are in line with the consensus view. The rollout of COVID-19 vaccines enables recovery through 2021, with GDP growth of around 4.5% expected, gradually moderating thereafter. Interest rates are expected to remain low throughout the forecast horizon, with an anticipated reduction in the central bank rate to zero in the second quarter of 2021. The unemployment rate reaches around 7% before beginning to steadily reduce from 2022, supported by the ongoing recovery. A decline in house prices in the low-single digits is forecast for 2021 before improving steadily.

The short and medium term outlook continues to be subject to significant uncertainty and we will continue to actively monitor and react to market conditions and refine our internal forecasts as the economic position evolves.

2021 Outlook
We plan on reducing other expenses, excluding OLD, by around 4% in comparison to 2020, excluding any change in the direct cost base of Ulster Bank RoI. We also expect to incur strategic costs of around £0.8 billion during 2021 from the continued refocussing of NatWest Markets and resizing of the Group’s cost base.
We expect NatWest Markets exit and disposal costs and the impact of Commercial Banking capital management actions to total a combined £0.3 billion in 2021.

Our full year 2020 impairment loss rate was 88 basis points of gross customer loans. We expect that the full year 2021 loss rate will be at or below our through the cycle guidance of 30-40 basis points, with losses driven by a combination of the developing economic outlook for the UK and Republic of Ireland and the level of economic distress experienced by our personal and commercial customers as government support measures scale down and restrictions ease.

We are targeting above market rate lending growth across our UK and RBS International retail and commercial businesses, excluding UK Government financial support schemes.

We expect NatWest Group RWAs, including Ulster Bank RoI, to be in the range of £185-195 billion, when including on a proforma basis the impact of Bank of England’s mortgage risk weight changes and other model changes introduced on 1 January 2022. The impact of the mortgage regulatory changes is expected to be around £12 billion, subject to the timing and quantum of any procyclicality before implementation and based on the current book size and weighting. The £12 billion equates to an anticipated book risk weight of 15% which is subject to change. In 2021 we also expect to achieve the majority of the remaining NatWest Markets RWA reduction towards the medium term target of £20 billion, but expect minimal reduction in RWAs in Ulster Bank RoI in 2021 as a result of the completion of the strategic review announced today. Other changes in RWAs will be driven by the level of procyclical inflation driven by the economic outlook, downgrades in the credit quality and assessments in the commercial book and ongoing demand for lending from our customers.

NatWest Group capital and funding plans focus on issuing £3-5 billion of MREL-compliant instruments, with a continued focus on issuance under our Green, Social and Sustainability Bond Framework, around £1.0 billion of AT1 and around £2.0 billion of Tier 2 instruments. As in prior years, we will continue to target other funding sources to diversify our funding structure.

Medium term outlook
We expect to achieve a return on tangible equity of 9-10% and a CET1 capital ratio of 13-14% by 2023. Supporting this we are targeting above market rate lending growth per annum across our UK and RBS International retail and commercial businesses and expect annual cost reduction of around 4%, excluding the impact of the phased withdrawal from the Republic of Ireland, along with continued strategic cost reduction.

We anticipate RWA inflation from Basel 3 amendments to be less than 5% of RWAs as at 31 December 2020 and currently expect implementation in 2023. The details of Basel 3 amendments remain subject to regulatory uncertainty on both quantum and timing.

As a result of the decision to withdraw from the Republic of Ireland announced today we would expect the level of RWAs to reduce in the coming years, and for this withdrawal to be capital accretive for NatWest Group across the multi-year process.

NatWest Group capital distributions
Subject to economic conditions being in line with, or better than, our central economic forecast, NatWest Group intends to maintain ordinary dividends of around 40% of attributable profit and aims to distribute a minimum of £800 million per annum from 2021 to 2023 via a combination of ordinary and special dividends. NatWest Group intends to maintain the required capacity to participate in directed buybacks of the UK Government stake and recognises that any exercise of this authority would be dependent upon HMT’s intentions and is limited to 4.99% of issued share capital in any 12 month period.

Note:
(1)
The guidance, targets, expectations and trends discussed in this section represent NatWest Group plc management’s current expectations and are subject to change, including as a result of the factors described in the “Risk Factors” section on pages 345 to 362 of the NatWest Group plc 2020 Annual Report and Accounts and on pages 156 to 172 of the NatWest Markets Plc 2020 Annual Report and Accounts These statements constitute forward-looking statements. Refer to Forward-looking statements in this document.

Business performance summary
	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2020	2019	2020	2020	2019
Total income	£10,796m	£14,253m	£2,535m	£2,423m	£4,233m
Operating expenses	(£7,905m)	(£9,325m)	(£2,341m)	(£1,814m)	(£2,527m)
Profit before impairment losses	£2,891m	£4,928m	£194m	£609m	£1,706m
Operating (loss)/profit before tax	(£351m)	£4,232m	£64m	£355m	£1,546m
(Loss)/profit attributable to ordinary shareholders	(£753m)	£3,133m	(£109m)	£61m	£1,410m

Excluding notable items within total income (1)
Total income excluding notable items	£11,180m	£12,138m	£2,616m	£2,720m	£3,019m
Operating expenses	(£7,905m)	(£9,325m)	(£2,341m)	(£1,814m)	(£2,527m)
Profit before impairment losses and excluding notable items	£3,275m	£2,813m	£275m	£906m	£492m
Operating profit before tax and excluding notable items	£33m	£2,117m	£145m	£652m	£332m

Performance key metrics and ratios
Bank net interest margin (NatWest Group NIM excluding NWM) (2)	1.71%	1.99%	1.66%	1.65%	1.93%
Bank average interest earning assets
(NatWest Group excluding NWM) (2)	£455bn	£413bn	£473bn	£469bn	£420bn
Cost:income ratio (2)	72.9%	65.1%	92.2%	74.5%	59.4%
Loan impairment rate (2)	88bps	21bps	14bps	28bps	19bps
Earnings per share
- basic	(6.2p)	26.0p	(0.9p)	0.5p	11.7p
Return on tangible equity (2)	(2.4%)	9.4%	(1.4%)	0.8%	17.7%

	31 December	30 September	31 December
	2020	2020	2019
Balance sheet
Total assets	£799.5bn	£791.6bn	£723.0bn
Funded assets (2)	£633.0bn	£627.3bn	£573.0bn
Loans to customers - amortised cost	£360.5bn	£353.7bn	£326.9bn
Loans to customers and banks - amortised cost and FVOCI *(3)	£372.4bn	£365.5bn	£336.8bn
Impairment provisions - amortised cost	£6.0bn	£6.1bn	£3.7bn
Total impairment provisions (3)	£6.2bn	£6.4bn	£3.8bn
Expected credit loss (ECL) coverage ratio *(3)	1.66%	1.74%	1.13%
Assets under management and administration (AUMA) (2)	£32.1bn	£30.1bn	£30.4bn
Customer deposits	£431.7bn	£418.4bn	£369.2bn

Liquidity and funding
Liquidity coverage ratio (LCR)	165%	157%	152%
Liquidity portfolio	£262bn	£243bn	£199bn
Net stable funding ratio (NSFR) (4)	151%	147%	141%
Loan:deposit ratio (2)	84%	85%	89%
Total wholesale funding	£71bn	£75bn	£75bn
Short-term wholesale funding	£19bn	£25bn	£19bn

Capital and leverage
Common Equity Tier (CET1) ratio (5)	18.5%	18.2%	16.2%
Total capital ratio	24.5%	23.7%	21.2%
Pro forma CET1 ratio, pre dividend accrual (6)	18.8%	18.2%	17.0%
Risk-weighted assets (RWAs)	£170.3bn	£173.9bn	£179.2bn
CRR leverage ratio (5)	5.2%	5.2%	5.1%
UK leverage ratio	6.4%	6.2%	5.8%
Tangible net asset value (TNAV) per ordinary share	261p	265p	268p

* 2019 data has been restated for the accounting policy change for balances held with central banks. Refer to Accounting policy changes effective 1 January 2020 for further details.

Notes:
(1)	Refer to page 12 for details of notable items within total income.
(2)	Refer to the Appendix for details of the basis of preparation and reconciliation of non-financial and performance measures.
(3)	Refer to pages 21 and 22 for further details.
(4)	NSFR reported in line with CRR2 regulations finalised in June 2019.
(5)	Based on CRR end point including the IFRS 9 transitional adjustment of £1.7 billion. Excluding this adjustment, the CET1 ratio would be 17.5% and the CRR leverage ratio would be 4.9%.
(6)
The pro forma CET1 ratio at 31 December 2020 excludes foreseeable charges of £364 million for ordinary dividend (3p per share) and £266 million pension contribution. 30 September 2020 - £nil. 31 December 2019 excluded foreseeable charges of £968 million for ordinary dividends (3p per share final dividend and 5p per share special dividend) and £365 million pension contribution.

Business performance summary
Chief Financial Officer review
Financial performance
●
Total income decreased by £3,457 million, or 24.3%, compared with 2019. Excluding notable items, income decreased by £958 million, or 7.9%, due to reductions across the retail and commercial businesses, partially offset by higher NatWest Markets income reflecting increased customer activity as the market reacted to the spread of the COVID-19 virus.

●
Income across the retail and commercial businesses, excluding notable items, decreased by 10.0% compared with 2019 reflecting the lower yield curve, mortgage margin dilution, subdued business activity and lower consumer spending. Increased lending, whilst maintaining a disciplined approach to risk, has partially offset, with gross new mortgage lending of £31.5 billion in Retail Banking and drawdowns against UK Government lending schemes in Commercial Banking.

●
Bank net interest margin (NIM) of 1.71% was 28 basis points lower than 2019, principally reflecting the impact of the falling yield curve and mortgage margin dilution, although this partly receded in the latter part of the year. Q4 2020 Bank NIM of 1.66% increased by 1 basis point in comparison to Q3 2020 as lower average central liquidity and improved asset margins more than offset reduced structural hedge income as a result of lower swap rates.

●
NatWest Markets income excluding asset disposal/strategic risk reduction, own credit adjustments (OCA) and notable items increased by 21.4% in comparison to 2019 reflecting increased customer activity as the market reacted to the spread of the COVID-19 virus.

●
Litigation and conduct costs of £113 million represent £473 million of additional charges offset by various releases as programmes conclude, including a £277 million PPI release, with final agreement reached on 18 February 2021 with the Official Receiver in relation to a portfolio of historical PPI claims. The additional charges mainly represent increased cost of review and execution of Other Customer Redress as well as Litigation provisions.

●	Strategic costs of £1,013 million included £256 million related to property charges, £173 million redundancy costs and a £154 million charge related to technology spend.
●
Other expenses, excluding OLD, decreased by £277 million, or 4.0%, compared with 2019 reflecting the continued transition from physical to digital, the optimisation of our property footprint, lower investment spend and reductions in NatWest Markets in line with the strategic announcement made in February 2020. Headcount reduced by c.4,100, or 6.4%.

●
The net impairment loss of £3,242 million, 88 basis points of gross customer loans, mainly reflects charges taken in the first half of 2020 due to the uncertain economic environment. The level of Stage 3 defaults remains low, reflecting the impact of government support. Total impairment provisions increased by £2.4 billion to £6.2 billion compared with 2019 and the ECL coverage ratio increased from 1.13% to 1.66%.

●	The full year attributable loss was £753 million with earnings per share of (6.2) pence and a return on tangible equity of (2.4%). A final dividend of 3 pence per share is proposed.
●
Net lending across the retail and commercial businesses increased by £20.9 billion in 2020 supported by £12.9 billion drawdowns against UK Government lending schemes and £16.2 billion mortgage lending, including £3.0 billion related to the Metro Bank plc mortgage portfolio acquisition. This growth has been partially offset by lower unsecured balances, which were impacted by lower spend and higher repayments, subdued business activity and increased loan provisions. In Q4 2020, net lending across the retail and commercial businesses increased by £4.5 billion as mortgage growth of £6.2 billion and £1.6 billion of lending against UK Government lending schemes more than offset £2.4 billion net RCF repayments.

●
Customer deposits increased by £62.5 billion, or 16.9%, in comparison to 2019 with retail and commercial balances £60.5 billion higher as consumer spending was impacted by government restrictions and customers retained liquidity. In Q4 2020, customer deposits increased by £13.3 billion.

Capital and leverage
●
CET1 ratio of 18.5%, was 230 basis points higher than 2019, including c.100 basis points related to IFRS 9 transitional relief. The CET1 ratio increased by 30 basis points in comparison to Q3 2020 as the £3.6 billion reduction in RWAs and a 23 basis point software intangible benefit were partially offset by the 3 pence proposed final dividend, 21 basis points, and linked pension contribution, 16 basis points.

●	The total capital ratio increased by 330 basis points to 24.5% in comparison to 2019.
●
RWAs decreased by £8.9 billion, or 5.0%, compared with 2019 including an £11.0 billion reduction in NatWest Markets to £26.9 billion, partially offset by volume growth across the retail and commercial businesses with minimal levels of procyclical credit risk inflation. RWAs reduced by £3.6 billion compared with Q3 2020 mainly reflecting ongoing capital optimisation actions in NatWest Markets, including the sale of the remaining shareholding in Saudi British Bank (SABB).

●
The CRR leverage ratio increased by c.10 basis points compared with 2019 reflecting a £3.3 billion increase in Tier 1 capital, partially offset by a £59.2 billion increase in the leverage exposure. The UK leverage ratio increased by c.60 basis points reflecting a £3.3 billion increase in Tier 1 capital.

Funding and liquidity
●
The liquidity portfolio increased by £63 billion in 2020 to £262 billion primarily driven by the significant growth in customer deposits, which exceeded lending growth. The LCR increased by 13 percentage points in 2020 to 165%, representing £72.1 billion headroom above 100%, including the net £5.0 billion reduction related to Term Funding Scheme (TFS) repayments and a Term Funding Scheme with additional incentives for SMEs (TFSME) drawdown in the year. In comparison to Q3 2020 LCR increased by 8 percentage points primarily reflecting the continued growth in customer deposits.

●
The loan:deposit ratio of 84% was 5 percentage points lower than 2019 as growth in customer deposits exceeded lending growth due to the impact of government restrictions on consumer spending and customers retaining liquidity.

●	Total Wholesale funding increased by £4 billion compared with 2019. Short-term wholesale funding was £19 billion, in line with 2019.

Summary consolidated income statement for the period ended 31 December 2020

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2020	2019	2020	2020	2019
	£m	£m	£m	£m	£m
Net interest income	7,749	8,047	1,971	1,926	2,037
Own credit adjustments	(24)	(80)	(43)	(34)	(22)
Strategic disposals	-	1,035	-	-	-
Other non-interest income	3,071	5,251	607	531	2,218
Non-interest income	3,047	6,206	564	497	2,196
Total income	10,796	14,253	2,535	2,423	4,233
Litigation and conduct costs	(113)	(895)	(194)	(8)	(85)
Strategic costs	(1,013)	(1,381)	(326)	(223)	(537)
Other expenses	(6,779)	(7,049)	(1,821)	(1,583)	(1,905)
Operating expenses	(7,905)	(9,325)	(2,341)	(1,814)	(2,527)
Profit before impairment losses	2,891	4,928	194	609	1,706
Impairment losses	(3,242)	(696)	(130)	(254)	(160)
Operating (loss)/profit before tax	(351)	4,232	64	355	1,546
Tax charge	(83)	(432)	(84)	(207)	(37)
(Loss)/profit for the period	(434)	3,800	(20)	148	1,509

Attributable to:
Ordinary shareholders	(753)	3,133	(109)	61	1,410
Preference shareholders	26	39	5	5	9
Paid-in equity holders	355	367	83	80	90
Non-controlling interests	(62)	261	1	2	-

Notable items within total income
Own credit adjustments (OCA)	(24)	(80)	(43)	(34)	(22)
Alawwal bank merger gain in NatWest Markets	-	444	-	-	-
FX recycling (loss)/gain in Central items & other (1)	(40)	1,459	(1)	64	1,169
Legacy liability release in Central items & other	-	256	-	-	-
Loss on redemption of own debt	(324)	-	-	(324)	-
Liquidity Asset Bond sale gain/(loss)	113	(16)	2	1	(8)
IFRS volatility in Central items & other (2)	83	9	45	49	43
Retail Banking debt sale gain	8	49	1	4	31
Metro Bank mortgage portfolio acquisition loss	(58)	-	(58)	-	-
Vocalink gain on disposal	-	45	-	-	-
Commercial Banking fair value and disposal (loss)/gain	(37)	(16)	(27)	1	1
NatWest Markets asset disposals/strategic risk reduction (3)	(83)	(35)	(8)	(12)	-
Share of losses under equity accounting for
Business Growth Fund	(22)	-	8	(46)	-
Total	(384)	2,115	(81)	(297)	1,214

Notes:
(1)
2019 Includes £290 million arising on the completion of the Alawwal bank merger, £1,102 million arising on the liquidation of RFS Holdings and £67 million in relation to dividends from UBI DAC.
(2)
IFRS volatility relates to loans which are economically hedged but for which hedge accounting is not permitted under IFRS.
(3)
Asset disposals/strategic risk reduction in 2020 relates to the cost of exiting positions and the impact of risk reduction transactions entered into, in respect of the strategic announcement on 14 February 2020. Prior period comparatives refer to the previously disclosed NatWest Markets legacy business disposal losses.

Business performance summary
Retail Banking
	Year ended and as at		Quarter ended and as at
	31 December	31 December	31 December	30 September	31 December
	2020	2019	2020	2020	2019
	£m	£m	£m	£m	£m
Total income	4,181	4,866	974	1,022	1,195
Operating expenses	(2,540)	(3,618)	(818)	(647)	(788)
Impairment losses	(792)	(393)	(65)	(70)	(81)
Operating profit	849	855	91	305	326
Return on equity	10.2%	9.6%	3.8%	15.3%	14.9%
Net interest margin	2.13%	2.47%	2.03%	2.05%	2.32%
Cost:income ratio	60.8%	74.4%	84.0%	63.3%	65.9%
Loan impairment rate	45bps	25bps	15bps	17bps	20bps
			£bn	£bn	£bn
Net loans to customers (amortised cost)			172.3	166.7	158.9
Customer deposits			171.8	164.9	150.3
RWAs			36.7	36.3	37.8

Note:
(1)
Comparisons with prior periods are impacted by the transfer of the Private Client Advice business to Private Banking from 1 January 2020. The net impact on full year 2019 operating profit would have been to decrease total income by £44 million and other expenses by £8 million. The net impact on Q4 2019 operating profit would have been to decrease total income by £11 million and other expenses by £2 million. The net impact on the Q4 2019 balance sheet would have been to decrease customer deposits by £0.2 billion.

Throughout 2020 Retail Banking helped approximately 258,000 customers with a mortgage repayment holiday and as at 31 December 2020 had 16,000 active mortgage repayment holidays, representing 1% of the book by volume. Additionally, Retail Banking had approximately 17,000, or 2%, of personal loan customers on active repayment holidays as at Q4 2020.

NatWest Group acquired a £3.0 billion prime UK mortgage portfolio from Metro Bank plc on 18 December 2020. The impact on full year 2020 operating profit was a £58 million loss on acquisition, a £2 million increase in net interest income and a £9 million increase in impairment losses. The impact on the Q4 2020 balance sheet was to increase net loans to customers by £3.0 billion and RWAs by £1.2 billion. The portfolio will be earnings accretive within two years.

2020 compared with 2019
●
Total income was £685 million, or 14.1%, lower as regulatory changes and COVID-19 support measures impacted fee income, combined with lower deposit returns and unsecured balances, partially offset by strong balance growth in mortgages and customer deposits.

●
Net interest margin decreased by 34 basis points reflecting the impact of the lower yield curve on deposit returns, lower unsecured balances and mortgage margin pressure, as front book margins were lower than back book margins.

●
Other expenses decreased by £108 million, or 4.5%, reflecting a significant reduction in headcount, enabled by digital transformation benefits and increased digital adoption, lower fraud costs and COVID-19 slowing down investment spend. Litigation and conduct costs were £19 million.

●	Impairment losses of £792 million largely reflect significant Stage 2 ECL uplifts taken in H1 2020 for expected future economic deterioration.
●
Net loans to customers increased by £13.4 billion, or 8.4%, as a result of strong gross new mortgage lending and retention. Gross new mortgage lending was £31.5 billion with flow share of 13%, supporting a stock share of 10.9%, up from 10.2% at Q4 2019. Personal advances and cards reduced by £1.2 billion and £0.5 billion respectively reflecting lower spend and higher repayments due to COVID-19 restrictions.

●	Customer deposits increased by £21.5 billion, or 14.3%, as UK Government backed initiatives for COVID-19, combined with restrictions, resulted in lower customer spend and increased savings.
●	RWAs decreased by £1.1 billion, or 2.9%, supported by lower personal unsecured balances.
Q4 2020 compared with Q3 2020
●
Total income was £48 million lower impacted by a £58 million loss on acquisition. Excluding this impact, total income was £10 million higher as increased mortgage margins, strong balance growth, and a full quarter impact of customer rate changes on overdrafts and savings offset the impact of the lower yield curve. Net interest margin decreased by 2 basis points due to lower deposit returns. Q4 2020 mortgage front book margins were approximately 160 basis points, resulting in an improved overall mortgage book margin, with application margins around 180 basis points in the quarter.

●	Other expenses were £6 million higher largely due to the inclusion of the annual UK bank levy charge, partially offset by lower staff costs related to a 3.6% reduction in headcount.
●	Litigation and conduct costs of £210 million in Q4 2020 primarily reflect additional charges related to the increased cost of review and execution of Other Customer Redress.
●	Impairment losses of £65 million in Q4 2020 primarily reflect Stage 3 default charges and updated economic scenarios.
●	Net loans to customers increased by £5.6 billion, supported by gross new mortgage lending of £8.4 billion.
Q4 2020 compared with Q4 2019
●
Total income decreased by £221 million, or 18.5%, as a result of lower deposit returns, reduced unsecured balances, lower fees from regulatory changes and reduced customer spend, partially offset by mortgage income growth.

●	Other expenses were £76 million, or 11.8%, lower as headcount reduction was enabled by digital simplification.

Business performance summary
Ulster Bank RoI

	Year ended and as at		Quarter ended and as at
	31 December	31 December	31 December	30 September	31 December
	2020	2019	2020	2020	2019
	€m	€m	€m	€m	€m
Total income	574	647	144	145	162
Operating expenses	(548)	(630)	(127)	(138)	(162)
Impairment releases/(losses)	(281)	38	3	(6)	(5)
Operating (loss)/profit	(255)	55	20	1	(5)
Return on equity	(11.7%)	2.3%	3.9%	0.2%	(0.9%)
Net interest margin (1)	1.50%	1.59%	1.48%	1.47%	1.57%
Cost:income ratio (1)	95.5%	97.4%	88.2%	95.2%	100.0%
Loan impairment rate (1)	134bps	(17)bps	(6)bps	11bps	9bps
			€bn	€bn	€bn
Net loans to customers (amortised cost)			20.0	20.2	21.4
Customer deposits			21.8	21.6	21.7
RWAs			13.2	13.3	15.3
Note:
(1) Ratios have been presented on a euro basis. Euro comparatives have been restated.

Following an extensive review and despite the progress that has been made, it has become clear Ulster Bank will not be able to generate sustainable long term returns for our shareholders. As a result, we are to begin a phased withdrawal from the Republic of Ireland over the coming years which will be undertaken with careful consideration of the impact on customers and our colleagues.

Throughout the difficulties and uncertainties of 2020, Ulster Bank RoI has continued to support its customers COVID-19 by keeping its branches, cash and call centres open throughout and by making significant improvements to its digital platforms. During 2020 almost 18,000 payment breaks were provided, with 82% returning to payment arrangements as at 31 December 2020. Additionally, Ulster Bank RoI continued to support its commercial customers by providing them assistance with the Future Growth Loan and Credit Guarantee schemes initiated by the Irish government.

2020 compared with 2019
●
Total income decreased by €73 million, or 11.3%, reflecting lower lending volumes and fee income due to the impact of COVID-19, lower FX gains, lower hedging income and a one-off swap breakage benefit in 2019. Net Interest margin decreased by 9 basis points due to the impact of negative rates on increased liquid assets.

●
Other expenses decreased by €25 million, or 4.7%, reflecting a 6.9% headcount reduction following the scale-down of functional teams and lower marketing, back office and project costs, partially offset by higher pension costs due to a one-off credit in 2019.

●	Impairment losses of €281 million reflect the charges taken in the first half of 2020 which were significantly impacted by the uncertain economic environment created by the COVID-19 pandemic.
●
Net loans to customers decreased by €1.4 billion, or 6.5%, as repayments exceeded gross new lending of €2.1 billion, combined with a €0.3 billion de-recognition of non-performing loans (NPLs) from a sale agreed in Q4 2019, and increased loan provisions.

●
Customer deposits increased by €0.1 billion, or 0.5%, due to a large one-off placement at the end of the year, partially offset by earlier reductions in commercial balances due to pricing changes, including the implementation of negative rates on large and mid-sized corporate customers and non-bank financial institutions.

●	RWAs decreased by €2.1 billion, or 13.7%, reflecting the impact of NPL de-recognitions and lower lending volumes.
Q4 2020 compared with Q3 2020
●	Total income and net interest margin remained broadly stable as government measures and lockdown restrictions continued to impact transaction volumes.
●	Other expenses decreased by €17 million reflecting lower project costs, lower back office operations costs and a number of one-off items.
●	A net impairment release of €3 million in Q4 2020 reflects payment breaks in part mitigating the full impact of credit losses attributable to the COVID-19 pandemic.
●	Net loans to customers decreased by €0.2 billion as repayments continued to exceed gross new lending of €0.5 billion, which was in line with the previous quarter.
●	Customer deposits increased by €0.2 billion resulting in a loan:deposit ratio of 92%, down from 93% in Q3 2020.
Q4 2020 compared with Q4 2019
●	Total income decreased by €18 million, or 11.1%, reflecting the impact of COVID-19 on lending volumes and fee income combined with lower FX gains.
●	Other expenses decreased by €16 million, or 12.5%, reflecting lower staff, administration and marketing costs partially offset by one-off items.

Business performance summary
Commercial Banking
	Year ended and as at		Quarter ended and as at
	31 December	31 December	31 December	30 September	31 December
	2020	2019	2020	2020	2019
	£m	£m	£m	£m	£m
Total income	3,958	4,318	951	1,004	1,076
Operating expenses	(2,430)	(2,600)	(656)	(553)	(700)
Impairment losses	(1,927)	(391)	(10)	(127)	(81)
Operating (loss)/profit	(399)	1,327	285	324	295
Return on equity	(4.5%)	8.4%	8.1%	9.2%	7.6%
Net interest margin	1.68%	1.95%	1.56%	1.65%	1.94%
Cost:income ratio	59.9%	58.9%	67.8%	53.4%	63.9%
Loan impairment rate	173bps	38bps	4bps	45bps	32bps
			£bn	£bn	£bn
Net loans to customers (amortised cost)			108.2	110.0	101.2
Customer deposits			167.7	161.3	135.0
RWAs			75.1	76.5	72.5

Commercial Banking continues to support customers through a comprehensive package of initiatives including participation in the UK Government’s financial support schemes. During 2020, £8.6 billion BBLS, £3.9 billion CBILS and £1.3 billion CLBILS had been approved. Since 22 March 2020 Commercial Banking provided payment holidays on over 74,000 customer accounts and as at 31 December 2020 had active payment holidays on c.11,000 customer accounts, representing 4% of the lending book by value.

2020 compared with 2019
●
Total income decreased by £360 million, or 8.3%, reflecting lower deposit returns and subdued transactional business activity, combined with a £21 million increase in fair value and disposal losses, primarily through risk mitigation actions. Net Interest margin decreased by 27 basis points reflecting the impact of the lower yield curve on deposit returns and increased liquidity portfolio costs from higher deposit volumes, partially offset by deposit repricing.

●
Other expenses, excluding OLD, increased by £18 million, or 0.9%, as £80 million higher back office operations costs, increased innovation spend and £19 million lower VAT recoveries were partially offset by a headcount reduction of 1.0% following operating model efficiencies in the second half of 2019 and COVID-19 slowing down investment spend.

●
Impairment losses of £1,927 million primarily reflect the deterioration of the economic outlook as a result of the COVID-19 pandemic driving significant Stage 2 charges, with total Stage 3 charges of £318 million, including a small number of single name charges.

●
Net loans to customers increased by £7.0 billion, or 6.9%, as £12.6 billion drawdowns against UK Government lending schemes were partially offset by lower specialised business lending and increased loan provisions. RCF utilisation decreased to c.22% of committed facilities, below Q4 2019 pre-COVID-19 levels of c.27% and significantly lower than the peak of c.40% in April 2020.

●
Customer deposits increased by £32.7 billion, or 24.2%, as customers built and retained liquidity in light of economic uncertainty combined with the impact of government and central bank actions in light of COVID-19.

●
RWAs increased by £2.6 billion, or 3.6%, reflecting volume growth and £2.4 billion higher risk parameters, partially offset by a £0.8 billion reduction related to active capital management and a c.£1.5 billion reduction reflecting the CRR COVID-19 amendment to accelerate the planned changes to the SME supporting factor and the introduction of an Infrastructure supporting factor.

Q4 2020 compared with Q3 2020
●
Total income decreased by £53 million reflecting £27 million fair value and disposal losses, mainly through risk mitigation actions, and the impact of lower deposit returns. Net Interest margin decreased by 9 basis points primarily due to the lower yield curve impacting deposit returns.

●
Other expenses, excluding OLD, increased by £70 million as the annual UK bank levy charge of £90 million and higher innovation spend was partially offset by cost reduction actions and £8 million higher VAT recoveries.

●
Net loans to customers decreased by £1.8 billion as RCF repayments of £2.4 billion more than offset by £1.4 billion drawdowns against UK Government lending schemes, including £0.7 billion related to BBLS, £0.5 billion related to CBILS and £0.2 billion related to CLBILS.

●
Customer deposits increased by £6.4 billion as customers continued to build and retain liquidity in light of economic uncertainty combined with the impact of government and central bank actions in light of COVID-19.

● RWAs decreased by £1.4 billion as lower lending volumes and a £0.6 billion reduction related to active capital management were partially offset by £0.6 billion higher risk parameters.

Q4 2020 compared with Q4 2019
●
Total income decreased by £125 million, or 11.6%, reflecting the impact of the lower yield curve on deposit returns and subdued transactional business activity, combined with a £27 million fair value and disposal loss, mainly through risk mitigation actions, compared with a £1 million gain in Q4 2019.

●
Other expenses, excluding OLD, increased by £18 million, or 3.3%, reflecting £37 million higher back office operations costs, £18 million lower VAT recoveries and increased innovation spend, partially offset by a headcount reduction of 1.0% following operating model efficiencies in the second half of 2019 and other cost reduction actions.

Business performance summary
Private Banking – commentary adjusted for transfers
	Year ended and as at		Quarter ended and as at
	31 December	31 December	31 December	30 September	31 December
	2020	2019	2020	2020	2019
	£m	£m	£m	£m	£m
Total income	763	777	184	187	195
Operating expenses	(455)	(486)	(91)	(112)	(135)
Impairment (losses)/releases	(100)	6	(26)	(18)	1
Operating profit	208	297	67	57	61
Return on equity	10.3%	15.4%	13.3%	11.2%	12.0%
Net interest margin	2.05%	2.40%	1.86%	1.99%	2.30%
Cost:income ratio	59.6%	62.5%	49.5%	59.9%	69.2%
Loan impairment rate	58bps	(4)bps	61bps	43bps	(3)bps
			£bn	£bn	£bn
Net loans to customers (amortised cost)			17.0	16.5	15.5
Customer deposits			32.4	30.3	28.4
RWAs			10.9	10.6	10.1
Assets Under Management (AUMs)			29.1	27.3	23.2
Assets Under Administration (AUAs) (1)			3.0	2.8	7.2
Assets Under Management and Administration (AUMA)			32.1	30.1	30.4

Notes:
(1) Private Banking manages assets under administration portfolios on behalf of Retail Banking and RBSI and receives a management fee in respect of providing this service.
(2) Comparisons with prior periods are impacted by the transfer of the Private Client Advice business from Retail Banking from 1 January 2020. The net impact on full year 2019 operating profit would have been to increase total income by £44 million and other expenses by £8 million. The net impact on Q4 2019 operating profit would have been to increase total income by £11 million and other expenses by £2 million. The net impact on the Q4 2019 balance sheet would have been to increase customer deposits by £0.2 billion. AUMs would have been £4.6 billion higher, with a corresponding decrease in AUAs. Variances in the commentary below have been adjusted for the impact of this transfer.

Private Banking remains committed to supporting clients through a range of initiatives, including the provision of mortgage and personal loan repayment deferrals in appropriate circumstances and via participation in the UK Government’s financial support schemes. During 2020, £58 million BBLS, £237 million CBILS and £44 million CLBILS had been approved.

2020 compared with 2019
●
Total income decreased by £58 million, or 7.1%, primarily reflecting lower deposit funding benefits and a reduction in fee income partially offset by balance sheet growth. Net Interest margin decreased by 35 basis points reflecting lower deposit funding benefits and higher liquidity portfolio costs.

●
Other expenses increased by £19 million, or 4.3%, reflecting higher investment spend focused on enhancing the client proposition and a number of one-off items partially offset by lower back office operations costs.

●	Impairment losses of £100 million primarily reflect Stage 1 and Stage 2 charges due to the deterioration of the economic outlook, with total Stage 3 charges of £15 million.
●
Net loans to customers increased by £1.5 billion, or 9.7%, supported by £0.7 billion of mortgage lending growth and £0.3 billion drawdowns against UK Government lending schemes. RWAs increased by £0.8 billion, or 7.9%, primarily reflecting increased lending volumes.

●	Customer deposits increased by £3.8 billion, or 13.3%, reflecting £2.3 billion of commercial inflows and £1.5 billion of personal inflows.
●
AUMAs increased by £1.7 billion, or 5.6%, reflecting positive investment performance of £0.9 billion and net new money inflows of £0.8 billion, which were impacted by EEA resident client outflows following the UK’s exit from the EU.

Q4 2020 compared with Q3 2020
●
Total income decreased by £3 million mainly due to lower deposit funding benefits and an internal profit share adjustment with RBS International related to the provision of services partially offset by an increase in fee income and balance sheet growth. Net Interest margin decreased by 13 basis points primarily due to lower deposit funding benefits.

●	Other expenses increased by £13 million largely reflecting the annual UK bank levy charge. Q4 2020 included a litigation and conduct release of £29 million.
●	Net loans to customers increased by £0.5 billion primarily due to mortgage lending growth and drawdowns against UK Government lending schemes.
●	Customer deposits increased by £2.1 billion due to £1.0 billion of commercial inflows and £1.1 billion of personal inflows.
●
AUMAs increased by £2.0 billion reflecting positive investment performance of £1.8 billion and net new money inflows of £0.2 billion, which were impacted by EEA resident client outflows following the UK’s exit from the EU.

Q4 2020 compared with Q4 2019
●	Total income decreased by £22 million, or 10.7%, reflecting lower deposit funding benefits and a reduction in fee income partially offset by balance sheet growth.
●	Other expenses decreased by £3 million, or 2.5%, reflecting lower back office operations costs partially offset by higher investment spend and a number of one-off items.

Business performance summary
RBS International
	Year ended and as at		Quarter ended and as at
	31 December	31 December	31 December	30 September	31 December
	2020	2019	2020	2020	2019
	£m	£m	£m	£m	£m
Total income	497	610	126	112	150
Operating expenses	(291)	(264)	(112)	(53)	(83)
Impairment losses	(107)	(2)	(27)	(34)	(5)
Operating profit	99	344	(13)	25	62
Return on equity	6.1%	25.7%	(5.5%)	6.4%	17.3%
Net interest margin	1.17%	1.60%	1.03%	1.07%	1.47%
Cost:income ratio	58.6%	43.3%	88.9%	47.3%	55.3%
Loan impairment rate	80bps	1bps	81bps	105bps	14bps
			£bn	£bn	£bn
Net loans to customers (amortised cost)			13.3	12.8	14.1
Customer deposits			31.3	30.4	30.1
RWAs			7.5	7.0	6.5

As at 31 December 2020, RBS International has supported 1,240 mortgage repayment breaks, reflecting a mortgage value of £268 million, and has provided financial support for 622 business customers with working capital facilities, reflecting a value of £588 million, while continuing to suspend a range of fees and charges for its personal and business customers.

2020 compared with 2019
●
Total income decreased by £113 million, or 18.5%, primarily due to the impact of the interest rate reductions on deposit income and lower fee income reflecting the economic response to COVID-19. Net Interest margin decreased by 43 basis points due to lower deposit funding benefits as a result of central bank interest rate reductions.

●	Other expenses were stable as front office non-staff cost reduction actions and a 5.6% headcount reduction were offset by a higher bank levy charge.
●	Impairment losses of £107 million primarily reflect a more uncertain economic environment and refreshed staging and maturity date analysis.
●
Net loans to customers decreased by £0.8 billion, or 5.7%, as customers repaid facilities to position themselves in the uncertain environment, partially offset by increased investment activity in the latter part of 2020.

●	Customer deposits increased by £1.2 billion, or 3.8%, due to short term placement inflows across both Institutional and Local Banking.
●	RWAs increased by £1.0 billion, or 15.4%, due to customer maturities and higher lending facilities in the wholesale sector.
Q4 2020 compared with Q3 2020
●
Total income increased by £14 million due to the full quarter impact of reinstating fees previously waived to support customers at the start of the COVID-19 pandemic, an increase in internal profit share in relation to agency fees in NatWest Markets and the provision of services in Private Banking. Net Interest margin reduced by 4 basis points primarily due to higher inflow of customer deposit balances.

●	Other expenses increased by £23 million mainly due to the inclusion of the £17 million annual bank levy charge.
●	Impairment losses of £27 million in Q4 2020 largely reflect Stage 1 and Stage 2 charges within the wholesale sector. Stage 3 charges remain low despite continued economic uncertainty.
●	Net loans to customers increased by £0.5 billion reflecting drawdowns in the Institutional Banking sector as investment activity increased.
●	Customer deposits increased by £0.9 billion due to short term placements across both Institutional and Local Banking.
●	RWAs increased by £0.5 billion primarily reflecting increased lending volumes in the Institutional Banking sector.
Q4 2020 compared with Q4 2019
●
Total income decreased by £24 million, or 16.0%, primarily reflecting lower deposit funding benefits due to central bank interest rate reductions partially offset by higher fee income as a result of non-utilisation fees and an internal profit share in relation to agency fees in NatWest Markets and the provision of services in Private Banking.

●
Other expenses decreased by £5 million, or 6.4%, as a £10 million reduction in front office costs relating to lower non-staff costs and lower headcount was partially offset by a higher bank levy charge.
.

Business performance summary
NatWest Markets (1)
	Year ended and as at		Quarter ended and as at
	31 December	31 December	31 December	30 September	31 December
	2020	2019	2020	2020	2019
	£m	£m	£m	£m	£m
Total income	1,123	1,342	73	234	250
of which:
- Income excluding asset disposals/strategic risk
reduction and own credit adjustments	1,230	1,422	124	280	272
- Asset disposals/strategic risk reduction (2)	(83)	-	(8)	(12)	-
- Own credit adjustments	(24)	(80)	(43)	(34)	(22)
Operating expenses	(1,310)	(1,418)	(301)	(302)	(392)
Impairment releases/(losses)	(40)	51	(2)	2	10
Operating (loss)	(227)	(25)	(230)	(66)	(132)
Return on equity	(3.8%)	(3.2%)	(15.0%)	(4.7%)	(6.5%)
Cost:income ratio	116.7%	105.7%	nm	129.1%	156.8%
			£bn	£bn	£bn
Funded assets			105.9	121.3	116.2
RWAs			26.9	30.0	37.9
Notes:
(1)
The NatWest Markets operating segment is not the same as the NatWest Markets Plc legal entity (NWM Plc) or group (NWM or NWM Group). For 2019, NWM Group includes NatWest Markets N.V. (NWM N.V.) from 29 November 2019 only. For periods prior to Q4 2019, NWM N.V. was excluded from the NWM Group. In both 2019 and 2020 the NatWest Markets segment excludes the Central items & other segment.
(2)
Asset disposals/strategic risk reduction in 2020 relates to the cost of exiting positions and the impact of risk reduction transactions entered into, in respect of the strategic announcement on 14 February 2020.

NatWest Markets has made significant progress in reshaping the business for the future and advancing its transformation to deliver the refocused strategy announced in February 2020. As progress has been made against the strategy, RWAs have reduced and the business is ahead of its plan to achieve the medium-term reduction to £20 billion.

By accelerating its transformation to become a more integrated and sustainable part of NatWest Group, NatWest Markets has focused on what it does best and what matters to NatWest Group’s customers. The product offering has been simplified and in Q2 2020 NatWest Markets entered an agreement with BNP Paribas to provide ‘house’ Futures and associated back office services. NatWest Markets has consolidated certain customer coverage teams and services and functional teams with their counterparts from across NatWest Group, enhancing our collaborative approach to customers.

2020 compared with 2019
●
Total income decreased by £219 million, or 16.3%, reflecting the £444 million Alawwal bank merger gain in 2019 and an increase in disposal losses of £48 million partially offset by stronger business performance in the current year.

●
Income excluding asset disposals/strategic risk reduction, OCA and notable items increased by £217 million, or 21.4%, reflecting a strong performance over the year, particularly in the first half of 2020 as customer activity increased as the market reacted to the spread of the COVID-19 virus.

●	Other expenses decreased by £140 million, or 11.9%, reflecting continued reductions in line with the strategic announcement in February 2020.
●
Impairment losses of £40 million reflect the impact of Stage 2 charges taken in the first half of 2020 compared with a net impairment release of £51 million in the prior year for a small number of legacy cases.

●
RWAs decreased by £11.0 billion, or 29.0%, as market risk and counterparty credit risk decreased by £3.6 billion and £3.5 billion respectively and credit risk decreased by £3.4 billion as the business exceeded its target for RWA reductions over the course of 2020.

Q4 2020 compared with Q3 2020
●	Total income decreased by £161 million reflecting a weaker performance in the Fixed Income business amid lower levels of customer activity.
●	Other expenses increased by £19 million primarily reflecting the inclusion of the annual UK bank levy charge.
●	RWAs decreased by £3.1 billion reflecting ongoing capital optimisation actions, including the sale of NatWest Markets’ remaining shareholding in Saudi British Bank (SABB).
Q4 2020 compared with Q4 2019
●
Total income decreased by £177 million, or 70.8%, reflecting a small number of one-off releases in the prior year and a weaker performance in the Fixed Income business amid lower levels of customer activity.

●	Other expenses decreased by £52 million, or 17.6%, reflecting continued reductions in line with the strategic announcement in February 2020.

Business performance summary
Central items & other
	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2020	2019	2020	2020	2019
	£m	£m	£m	£m	£m
Central items not allocated	(655)	1,385	(154)	(285)	939

●
Central items not allocated represented a £655 million operating loss in 2020 principally reflecting the day one loss on redemption of own debt of £324 million related to the repurchase of legacy instruments, property related strategic costs, litigation and conduct charges and other treasury income. 2019 included £1,459 million of FX recycling gains, a £169 million reimbursement under indemnification agreements relating to US residential mortgage-backed securities (RMBS) and strategic costs of £449 million, which were mainly property related.

Business performance summary
Capital and leverage ratios
	CRR basis (1)
	31 December	30 September	31 December
	2020	2020	2019
Capital adequacy ratios	%	%	%
CET1	18.5	18.2	16.2
Tier 1	21.4	20.5	18.5
Total	24.5	23.7	21.2

Capital	£m	£m	£m
Tangible equity	31,712	32,093	32,371

Expected loss less impairment provisions	-	-	(167)
Prudential valuation adjustment	(286)	(341)	(431)
Deferred tax assets	(760)	(835)	(757)
Own credit adjustments	(1)	(154)	(118)
Pension fund assets	(579)	(590)	(474)
Cash flow hedging reserve	(229)	(300)	(35)
Foreseeable ordinary and special dividends	(364)	-	(968)
Foreseeable charges	(266)	-	(365)
Prudential amortisation of software development costs	473	-	-
Adjustments under IFRS 9 transitional arrangements	1,747	1,719	-
Other adjustments for regulatory purposes	-	-	(2)
Total deductions	(265)	(501)	(3,317)

CET1 capital	31,447	31,592	29,054
AT1 capital	4,983	3,990	4,051
Tier 1 capital	36,430	35,582	33,105
Tier 2 capital	5,255	5,710	4,900

Total regulatory capital	41,685	41,292	38,005

Risk-weighted assets
Credit risk	129,914	132,387	131,012
Counterparty credit risk	9,104	10,170	12,631
Market risk	9,362	9,399	12,930
Operational risk	21,930	21,930	22,599
Total RWAs	170,310	173,886	179,172

Leverage (1)
Cash and balances at central banks*	124,489	111,681	80,993
Trading assets	68,990	70,820	76,745
Derivatives	166,523	164,311	150,029
Other financial assets*	422,647	418,998	395,953
Other assets	16,842	25,751	19,319
Total assets	799,491	791,561	723,039
Derivatives
- netting and variation margin	(172,658)	(172,389)	(157,778)
- potential future exposures	38,171	40,439	43,004
Securities financing transactions gross up	1,179	1,193	2,224
Undrawn commitments	45,853	44,650	42,363
Regulatory deductions and other adjustments	(8,943)	(17,167)	(8,978)
CRR Leverage exposure	703,093	688,287	643,874

CRR leverage ratio % (2)	5.2	5.2	5.1

UK leverage exposure	572,558	576,889	570,330
UK leverage ratio % (3)	6.4	6.2	5.8

*September 2020 and December 2019 data has been restated for the accounting policy change for balances held with central banks. Refer to Accounting policy changes effective 1 January 2020 for further details.

Notes:
(1)
Based on CRR end point including the IFRS 9 transitional uplift to capital of £1.7 billion and £0.2 billion to RWAs. Excluding this adjustment, the CET1 ratio would be 17.5%.
(2)
Presented on CRR end point Tier 1 capital (including IFRS 9 transitional adjustment) and leverage exposure under the CRR Delegated Act. Excluding the IFRS 9 transitional adjustment, the leverage ratio would be 4.9%.
(3)
Presented on CRR end point Tier 1 capital (including IFRS 9 transitional adjustment). The UK leverage ratio excludes central bank claims from the leverage exposure where deposits held are denominated in the same currency and of contractual maturity that is equal or longer than that of the central bank claims. Excluding the IFRS 9 transitional adjustment, the UK leverage ratio would be 6.1%.

Business performance summary
Portfolio summary – segment analysis
The table below shows gross loans and ECL, by segment and stage, within the scope of the IFRS 9 ECL framework.

	Retail	Ulster Bank	Commercial	Private	RBS	NatWest	Central items
	Banking	RoI	Banking	Banking	International	Markets	& other	Total
2020	£m	£m	£m	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI
Stage 1	139,956	14,380	70,685	15,321	12,143	7,780	26,859	287,124
Stage 2	32,414	3,302	37,344	1,939	2,242	1,566	110	78,917
Stage 3	1,891	1,236	2,551	298	211	171	—	6,358
Of which: individual	—	43	1,578	298	211	162	—	2,292
Of which: collective	1,891	1,193	973	—	—	9	—	4,066
	174,261	18,918	110,580	17,558	14,596	9,517	26,969	372,399
ECL provisions (1)
Stage 1	134	45	270	31	14	12	13	519
Stage 2	897	265	1,713	68	74	49	15	3,081
Stage 3	806	492	1,069	39	48	132	—	2,586
Of which: individual	—	13	607	39	48	124	—	831
Of which: collective	806	479	462	—	—	8	—	1,755
	1,837	802	3,052	138	136	193	28	6,186
ECL provisions coverage (2,3)
Stage 1 (%)	0.10	0.31	0.38	0.20	0.12	0.15	0.05	0.18
Stage 2 (%)	2.77	8.03	4.59	3.51	3.30	3.13	13.64	3.90
Stage 3 (%)	42.62	39.81	41.91	13.09	22.75	77.19	—	40.67
	1.05	4.24	2.76	0.79	0.93	2.03	0.10	1.66
Impairment losses
ECL charge (4)	792	250	1,927	100	107	40	26	3,242
Stage 1	(36)	(68)	(58)	25	8	(2)	10	(121)
Stage 2	619	261	1,667	60	71	54	15	2,747
Stage 3	209	57	318	15	28	(12)	1	616
Of which: individual	—	(12)	166	15	28	(3)	—	194
Of which: collective	209	69	152	—	—	(9)	1	422
ECL loss rate - annualised (basis points) (3)	45	132	174	57	73	42	10	87
Amounts written-off	378	219	321	5	3	11	—	937
Of which: individual	—	—	172	5	3	11	—	191
Of which: collective	378	219	149	—	—	—	—	746

Business performance summary
Portfolio summary – segment analysis continued

	Retail	Ulster Bank	Commercial	Private	RBS	NatWest	Central items
	Banking	RoI	Banking	Banking	International	Markets	& other	Total
2019*	£m	£m	£m	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI
Stage 1	144,513	15,409	88,100	14,956	14,834	9,273	15,282	302,367
Stage 2	13,558	1,642	11,353	587	545	180	3	27,868
Stage 3	1,902	2,037	2,162	207	121	169	—	6,598
Of which: individual	—	68	1,497	207	121	158	—	2,051
Of which: collective	1,902	1,969	665	—	—	11	—	4,547
	159,973	19,088	101,615	15,750	15,500	9,622	15,285	336,833
ECL provisions
Stage 1	114	29	152	7	4	10	6	322
Stage 2	467	53	214	7	6	5	—	752
Stage 3	823	693	1,021	29	21	131	—	2,718
Of which: individual	—	22	602	29	21	122	—	796
Of which: collective	823	671	419	—	—	9	—	1,922
	1,404	775	1,387	43	31	146	6	3,792
ECL provisions coverage (2,3)
Stage 1 (%)	0.08	0.19	0.17	0.05	0.03	0.11	0.04	0.11
Stage 2 (%)	3.44	3.23	1.88	1.19	1.10	2.78	—	2.70
Stage 3 (%)	43.27	34.02	47.22	14.01	17.36	77.51	—	41.19
	0.88	4.06	1.36	0.27	0.20	1.52	0.04	1.13
Impairment losses
ECL charge (4)	393	(34)	391	(6)	2	(51)	1	696
Stage 1	(90)	(37)	(66)	(14)	(5)	—	—	(212)
Stage 2	256	(35)	99	—	5	(8)	1	318
Stage 3	227	38	358	8	2	(43)	—	590
Of which: individual	—	—	328	8	2	(35)	—	303
Of which: collective	227	38	30	—	—	(8)	—	287
ECL loss rate - annualised (basis points) (3)	25	(15)	38	(4)	1	(53)	1	20
Amounts written-off	235	85	450	1	5	16	—	792
Of which: individual	—	5	345	1	5	16	—	372
Of which: collective	235	80	105	—	—	—	—	420

*2019 data has been restated for the accounting policy change for balances held with central banks. Refer to Accounting policy changes effective 1 January 2020 for further details.

Notes:
(1) Includes £6 million (2019 - £4 million) related to assets classified as FVOCI.
(2)
ECL provisions coverage is calculated as ECL provisions divided by loans – amortised cost and FVOCI.
(3)
ECL provisions coverage and ECL loss rates are calculated on third party loans and related ECL provisions and charge respectively. ECL loss rate is calculated as annualised third party ECL charge divided by loans – amortised cost and FVOCI.
(4)
Includes a £12 million charge (2019 - £2 million) related to other financial assets, of which £2 million (2019 - £1 million release) related to assets classified as FVOCI; and £28 million (2019 - nil) related to contingent liabilities.
(5)
The table shows gross loans only and excludes amounts that are outside the scope of the ECL framework. Refer to the Financial instruments within the scope of the IFRS 9 ECL framework section in the NatWest Group plc 2020 Annual Report and Accounts for further details. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £122.7 billion (2019 – £79.2 billion) and debt securities of £53.8 billion (2019 – £59.4 billion).

Analysis of ECL provision
The table below shows gross loans and ECL provision analysis.

	31 December 2020	30 September 2020*	30 June 2020*	31 December 2019*
	£m	£m	£m	£m
Total Loans	372,399	365,276	365,527	336,833
Personal	204,188	198,274	195,957	188,870
Wholesale	168,211	167,002	169,570	147,963

Value of loans in Stage 2	78,917	95,527	97,010	27,868
Personal	34,352	35,703	30,778	15,034
Wholesale	44,565	59,824	66,232	12,834

ECL Provisions in Stage 2	3,081	3,061	3,025	752
Personal	996	1,011	1,010	503
Wholesale	2,085	2,050	2,015	249

ECL Provision Coverage in Stage 2	3.90%	3.20%	3.12%	2.70%
Personal	2.90%	2.83%	3.28%	3.35%
Wholesale	4.68%	3.43%	3.04%	1.94%

*Q3 2020, Q2 2020 and Q4 2019 data has been restated for the accounting policy change for balances held with central banks. Refer to Accounting policy changes effective 1 January 2020 for further details.

Segment performance
	Year ended 31 December 2020
							Central	Total
	Retail	Ulster	Commercial	Private	RBS	NatWest	items &	NatWest
	Banking	Bank RoI	Banking	Banking	International	Markets	other	Group
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	3,868	395	2,740	489	371	(57)	(57)	7,749
Non-interest income	313	115	1,218	274	126	1,204	(179)	3,071
Own credit adjustments	-	-	-	-	-	(24)	-	(24)
Total income	4,181	510	3,958	763	497	1,123	(236)	10,796
Direct expenses - staff costs	(516)	(198)	(638)	(173)	(117)	(524)	(1,295)	(3,461)
- other costs	(208)	(86)	(279)	(83)	(53)	(152)	(2,457)	(3,318)
Indirect expenses	(1,571)	(170)	(1,344)	(210)	(74)	(362)	3,731	-
Strategic costs - direct	(52)	(12)	(40)	(2)	(45)	(237)	(625)	(1,013)
- indirect	(174)	(13)	(139)	(13)	(4)	(30)	373	-
Litigation and conduct costs	(19)	(7)	10	26	2	(5)	(120)	(113)
Operating expenses	(2,540)	(486)	(2,430)	(455)	(291)	(1,310)	(393)	(7,905)
Operating profit/(loss) before impairment losses	1,641	24	1,528	308	206	(187)	(629)	2,891
Impairment losses	(792)	(250)	(1,927)	(100)	(107)	(40)	(26)	(3,242)
Operating profit/(loss)	849	(226)	(399)	208	99	(227)	(655)	(351)
Additional information
Return on equity (1)	10.2%	(11.7%)	(4.5%)	10.3%	6.1%	(3.8%)	nm	(2.4%)
Cost:income ratio (1)	60.8%	95.3%	59.9%	59.6%	58.6%	116.7%	nm	72.9%
Total assets (£bn)	197.6	26.6	187.4	26.2	34.0	270.1	57.6	799.5
Funded assets (£bn)	197.6	26.6	187.4	26.2	34.0	105.9	55.3	633.0
Net loans to customers - amortised cost (£bn)	172.3	18.0	108.2	17.0	13.3	8.4	23.3	360.5
Loan impairment rate (1)	45bps	133bps	173bps	58bps	80bps	nm	nm	88bps
Impairment provisions (£bn)	(1.8)	(0.8)	(2.9)	(0.1)	(0.1)	(0.2)	(0.1)	(6.0)
Impairment provisions - stage 3 (£bn)	(0.8)	(0.5)	(1.1)	-	-	(0.1)	(0.1)	(2.6)
Customer deposits (£bn)	171.8	19.6	167.7	32.4	31.3	2.6	6.3	431.7
Risk-weighted assets (RWAs) (£bn)	36.7	11.8	75.1	10.9	7.5	26.9	1.4	170.3
RWA equivalent (RWAe) (£bn)	36.7	11.8	75.1	10.9	7.5	28.7	1.6	172.3
Employee numbers (FTEs - thousands)	16.0	2.7	9.6	2.1	1.7	2.2	25.6	59.9
Average interest earning assets (£bn)	181.4	26.4	163.1	23.8	31.7	37.9	nm	493.5
Net interest margin	2.13%	1.50%	1.68%	2.05%	1.17%	(0.15%)	nm	1.57%
Third party customer asset rate (2)	2.89%	2.30%	2.86%	2.53%	2.52%	nm	nm	nm
Third party customer funding rate (2)	(0.19%)	(0.07%)	(0.08%)	(0.11%)	(0.01%)	nm	nm	nm

For the notes to this table, refer to page 27. nm = not meaningful.

Segment performance
	Year ended 31 December 2019
							Central	Total
	Retail	Ulster	Commercial	Private	RBS	NatWest	items &	NatWest
	Banking	Bank RoI	Banking	Banking	International	Markets	other	Group
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	4,130	400	2,842	521	478	(188)	(136)	8,047
Non-interest income	736	167	1,476	256	132	1,166	1,318	5,251
Own credit adjustments	-	-	-	-	-	(80)	-	(80)
Strategic disposals	-	-	-	-	-	444	591	1,035
Total income	4,866	567	4,318	777	610	1,342	1,773	14,253
Direct expenses - staff costs	(560)	(193)	(686)	(162)	(120)	(626)	(1,220)	(3,567)
- other costs	(302)	(96)	(286)	(66)	(57)	(202)	(2,473)	(3,482)
Indirect expenses	(1,541)	(181)	(1,264)	(211)	(67)	(350)	3,614	-
Strategic costs - direct	(17)	(33)	(41)	(2)	(12)	(178)	(1,098)	(1,381)
- indirect	(273)	(27)	(261)	(36)	(8)	(44)	649	-
Litigation and conduct costs	(925)	(22)	(62)	(9)	-	(18)	141	(895)
Operating expenses	(3,618)	(552)	(2,600)	(486)	(264)	(1,418)	(387)	(9,325)
Operating profit/(loss) before impairment (losses)/releases	1,248	15	1,718	291	346	(76)	1,386	4,928
Impairment (losses)/releases	(393)	34	(391)	6	(2)	51	(1)	(696)
Operating profit/(loss)	855	49	1,327	297	344	(25)	1,385	4,232
Additional information
Return on equity (1)	9.6%	2.3%	8.4%	15.4%	25.7%	(3.2%)	nm	9.4%
Cost:income ratio (1)	74.4%	97.4%	58.9%	62.5%	43.3%	105.7%	nm	65.1%
Total assets (£bn)	182.3	25.4	165.4	23.3	31.7	263.9	31.0	723.0
Funded assets (£bn)	182.3	25.4	165.4	23.3	31.7	116.2	28.7	573.0
Net loans to customers - amortised cost (£bn)	158.9	18.2	101.2	15.5	14.1	8.4	10.6	326.9
Loan impairment rate (1)	25bps	(18)bps	38bps	(4)bps	1bps	nm	nm	21bps
Impairment provisions (£bn)	(1.4)	(0.8)	(1.3)	-	-	(0.1)	(0.1)	(3.7)
Impairment provisions - stage 3 (£bn)	(0.8)	(0.7)	(1.0)	-	-	(0.1)	(0.1)	(2.7)
Customer deposits (£bn)	150.3	18.5	135.0	28.4	30.1	3.7	3.2	369.2
Risk-weighted assets (RWAs) (£bn)	37.8	13.0	72.5	10.1	6.5	37.9	1.4	179.2
RWA equivalent (RWAe) (£bn)	38.2	13.2	72.8	10.1	6.7	40.5	1.7	183.2
Employee numbers (FTEs - thousands)	18.0	2.9	9.7	1.9	1.8	5.0	24.7	64.0
Average interest earning assets (£bn)	167.2	25.1	145.9	21.7	29.9	35.4	nm	448.6
Net interest margin	2.47%	1.59%	1.95%	2.40%	1.60%	(0.53%)	nm	1.79%
Third party customer asset rate (2)	3.23%	2.28%	3.36%	2.93%	2.89%	nm	nm	nm
Third party customer funding rate (2)	(0.37%)	(0.09%)	(0.19%)	(0.35%)	(0.11%)	nm	nm	nm

For the notes to this table, refer to page 27. nm = not meaningful.

Segment performance
	Quarter ended 31 December 2020
							Central	Total
Retail		Ulster	Commercial	Private	RBS	NatWest	items &	NatWest
	Banking	Bank RoI	Banking	Banking	International	Markets	other	Group
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	949	101	667	118	85	(2)	53	1,971
Non-interest income	25	30	284	66	41	118	43	607
Own credit adjustments	-	-	-	-	-	(43)	-	(43)
Total income	974	131	951	184	126	73	96	2,535
Direct expenses - staff costs	(117)	(48)	(141)	(36)	(25)	(90)	(381)	(838)
- other costs	(56)	(21)	(68)	(22)	(16)	(21)	(779)	(983)
Indirect expenses	(393)	(31)	(386)	(61)	(32)	(133)	1,036	-
Strategic costs - direct	(6)	(3)	(35)	2	(37)	(50)	(197)	(326)
- indirect	(36)	(3)	(28)	(3)	(1)	(6)	77	-
Litigation and conduct costs	(210)	(8)	2	29	(1)	(1)	(5)	(194)
Operating expenses	(818)	(114)	(656)	(91)	(112)	(301)	(249)	(2,341)
Operating profit/(loss) before impairment (losses)/releases	156	17	295	93	14	(228)	(153)	194
Impairment (losses)/releases	(65)	1	(10)	(26)	(27)	(2)	(1)	(130)
Operating profit/(loss)	91	18	285	67	(13)	(230)	(154)	64
Additional information
Return on equity (1)	3.8%	3.9%	8.1%	13.3%	(5.5%)	(15.0%)	nm	(1.4%)
Cost:income ratio (1)	84.0%	87.0%	67.8%	49.5%	88.9%	nm	nm	92.2%
Total assets (£bn)	197.6	26.6	187.4	26.2	34.0	270.1	57.6	799.5
Funded assets (£bn)	197.6	26.6	187.4	26.2	34.0	105.9	55.3	633.0
Net loans to customers - amortised cost (£bn)	172.3	18.0	108.2	17.0	13.3	8.4	23.3	360.5
Loan impairment rate (1)	15bps	(2)bps	4bps	61bps	81bps	nm	nm	14bps
Impairment provisions (£bn)	(1.8)	(0.8)	(2.9)	(0.1)	(0.1)	(0.2)	(0.1)	(6.0)
Impairment provisions - stage 3 (£bn)	(0.8)	(0.5)	(1.1)	-	-	(0.1)	(0.1)	(2.6)
Customer deposits (£bn)	171.8	19.6	167.7	32.4	31.3	2.6	6.3	431.7
Risk-weighted assets (RWAs) (£bn)	36.7	11.8	75.1	10.9	7.5	26.9	1.4	170.3
RWA equivalent (RWAe) (£bn)	36.7	11.8	75.1	10.9	7.5	28.7	1.6	172.3
Employee numbers (FTEs - thousands)	16.0	2.7	9.6	2.1	1.7	2.2	25.6	59.9
Average interest earning assets (£bn)	186.1	26.8	170.2	25.2	32.9	36.5	nm	509.6
Net interest margin	2.03%	1.50%	1.56%	1.86%	1.03%	(0.02%)	nm	1.54%
Third party customer asset rate (2)	2.81%	2.33%	2.65%	2.38%	2.34%	nm	nm	nm
Third party customer funding rate (2)	(0.10%)	(0.07%)	(0.01%)	(0.01%)	0.05%	nm	nm	nm

For the notes to this table, refer to page 27nm = not meaningful.

Segment performance
	Quarter ended 30 September 2020
							Central	Total
	Retail	Ulster	Commercial	Private	RBS	NatWest	items &	NatWest
	Banking	Bank RoI	Banking	Banking	International	Markets	other	Group
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	937	100	703	120	85	(21)	2	1,926
Non-interest income	85	30	301	67	27	289	(268)	531
Own credit adjustments	-	-	-	-	-	(34)	-	(34)
Total income	1,022	130	1,004	187	112	234	(266)	2,423
Direct expenses - staff costs	(131)	(50)	(156)	(44)	(27)	(108)	(311)	(827)
- other costs	(49)	(23)	(71)	(14)	(10)	(37)	(552)	(756)
Indirect expenses	(380)	(47)	(300)	(48)	(13)	(80)	868	-
Strategic costs - direct	(45)	(5)	(3)	(4)	(5)	(67)	(94)	(223)
- indirect	(35)	(2)	(38)	-	2	(8)	81	-
Litigation and conduct costs	(7)	-	15	(2)	-	(2)	(12)	(8)
Operating expenses	(647)	(127)	(553)	(112)	(53)	(302)	(20)	(1,814)
Operating (loss)/profit before impairment (losses)/releases	375	3	451	75	59	(68)	(286)	609
Impairment (losses)/releases	(70)	(8)	(127)	(18)	(34)	2	1	(254)
Operating (loss)/profit	305	(5)	324	57	25	(66)	(285)	355
Additional information
Return on equity (1)	15.3%	(1.0%)	9.2%	11.2%	6.4%	(4.7%)	nm	0.8%
Cost:income ratio (1)	63.3%	97.7%	53.4%	59.9%	47.3%	129.1%	nm	74.5%
Total assets (£bn)	189.5	27.4	186.9	24.9	32.7	283.2	47.0	791.6
Funded assets (£bn)	189.5	27.4	186.9	24.9	32.7	121.3	44.6	627.3
Net loans to customers - amortised cost (£bn)	166.7	18.3	110.0	16.5	12.8	10.1	19.3	353.7
Loan impairment rate (1)	17bps	17bps	45bps	43bps	105bps	nm	nm	28bps
Impairment provisions (£bn)	(1.9)	(0.8)	(3.0)	(0.1)	(0.1)	(0.2)	-	(6.1)
Impairment provisions - stage 3 (£bn)	(0.9)	(0.5)	(1.1)	-	-	(0.2)	-	(2.7)
Customer deposits (£bn)	164.9	19.6	161.3	30.3	30.4	4.7	7.2	418.4
Risk-weighted assets (RWAs) (£bn)	36.3	12.1	76.5	10.6	7.0	30.0	1.4	173.9
RWA equivalent (RWAe) (£bn)	36.3	12.1	76.6	10.6	7.1	32.0	1.4	176.1
Employee numbers (FTEs - thousands)	16.6	2.8	9.6	2.1	1.7	2.8	26.0	61.6
Average interest earning assets (£bn)	182.2	27.3	169.3	24.0	31.5	39.2	nm	508.2
Net interest margin	2.05%	1.46%	1.65%	1.99%	1.07%	(0.21%)	nm	1.51%
Third party customer asset rate (2)	2.82%	2.32%	2.73%	2.43%	2.41%	nm	nm	nm
Third party customer funding rate (2)	(0.13%)	(0.06%)	(0.02%)	(0.02%)	0.02%	nm	nm	nm

For the notes to this table, refer to the following page. nm = not meaningful.

Segment performance
	Quarter ended 31 December 2019
							Central	Total
	Retail	Ulster	Commercial	Private	RBS	NatWest	items &	NatWest
	Banking	Bank RoI	Banking	Banking	International	Markets	other	Group
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	1,012	98	715	130	117	(4)	(31)	2,037
Non-interest income	183	42	361	65	33	276	1,258	2,218
Own credit adjustments	-	(1)	-	-	-	(22)	1	(22)
Total income	1,195	139	1,076	195	150	250	1,228	4,233
Direct expenses - staff costs	(129)	(37)	(165)	(40)	(31)	(118)	(315)	(835)
- other costs	(85)	(26)	(63)	(14)	(20)	(74)	(788)	(1,070)
Indirect expenses	(428)	(47)	(349)	(66)	(27)	(104)	1,021	-
Strategic costs - direct	(9)	(21)	(21)	(2)	(3)	(74)	(407)	(537)
- indirect	(130)	(8)	(90)	(6)	(2)	(7)	243	-
Litigation and conduct costs	(7)	(1)	(12)	(7)	-	(15)	(43)	(85)
Operating expenses	(788)	(140)	(700)	(135)	(83)	(392)	(289)	(2,527)
Operating profit/(loss) before impairment (losses)/releases	407	(1)	376	60	67	(142)	939	1,706
Impairment (losses)/releases	(81)	(4)	(81)	1	(5)	10	-	(160)
Operating profit/(loss)	326	(5)	295	61	62	(132)	939	1,546
Additional information
Return on equity (1)	14.9%	(1.0%)	7.6%	12.0%	17.3%	(6.5%)	nm	17.7%
Cost:income ratio (1)	65.9%	100.7%	63.9%	69.2%	55.3%	156.8%	nm	59.4%
Total assets (£bn)	182.3	25.4	165.4	23.3	31.7	263.9	31.0	723.0
Funded assets (£bn)	182.3	25.4	165.4	23.3	31.7	116.2	28.7	573.0
Net loans to customers - amortised cost (£bn)	158.9	18.2	101.2	15.5	14.1	8.4	10.6	326.9
Loan impairment rate (1)	20bps	8bps	32bps	(3)bps	14bps	nm	nm	19bps
Impairment provisions (£bn)	(1.4)	(0.8)	(1.3)	-	-	(0.1)	(0.1)	(3.7)
Impairment provisions - stage 3 (£bn)	(0.8)	(0.7)	(1.0)	-	-	(0.1)	(0.1)	(2.7)
Customer deposits (£bn)	150.3	18.5	135.0	28.4	30.1	3.7	3.2	369.2
Risk-weighted assets (RWAs) (£bn)	37.8	13.0	72.5	10.1	6.5	37.9	1.4	179.2
RWA equivalent (RWAe) (£bn)	38.2	13.2	72.8	10.1	6.7	40.5	1.7	183.2
Employee numbers (FTEs - thousands)	18.0	2.9	9.7	1.9	1.8	5.0	24.7	64.0
Average interest earning assets (£bn)	172.9	24.8	146.4	22.4	31.6	36.6	nm	456.2
Net interest margin	2.32%	1.57%	1.94%	2.30%	1.47%	(0.04%)	nm	1.77%
Third party customer asset rate (2)	3.11%	2.24%	3.34%	2.88%	2.79%	nm	nm	nm
Third party customer funding rate (2)	(0.38%)	(0.08%)	(0.18%)	(0.33%)	(0.08%)	nm	nm	nm
nm = not meaningful
Notes:
(1)
Refer to the Appendix for details of basis of preparation and reconciliation of non-IFRS performance measures where relevant.
(2)
Third party customer asset rate is calculated as annualised interest receivable on third-party loans to customers as a percentage of third-party loans to customers only. Third party customer funding rate reflects interest payable on third-party customer deposits, including interest bearing and non-interest bearing customer deposits. This excludes intragroup items, loans to banks and liquid asset portfolios. Intragroup items, bank deposits and debt securities in issue are excluded for customer funding rate calculation. Comparatives have been restated. Net interest margin is calculated as net interest income as a percentage of the average interest-earning assets without these exclusions.

Condensed consolidated income statement for the period ended 31 December 2020

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2020	2019	2020	2020	2019
	£m	£m	£m	£m	£m

Interest receivable	10,071	11,375	2,369	2,512	2,901
Interest payable	(2,322)	(3,328)	(398)	(586)	(864)

Net interest income	7,749	8,047	1,971	1,926	2,037

Fees and commissions receivable	2,734	3,359	653	651	789
Fees and commissions payable	(722)	(848)	(131)	(199)	(175)
Income from trading activities	1,125	932	71	252	138
Other operating income	(90)	2,763	(29)	(207)	1,444

Non-interest income	3,047	6,206	564	497	2,196

Total income	10,796	14,253	2,535	2,423	4,233

Staff costs	(3,923)	(4,018)	(986)	(982)	(990)
Premises and equipment	(1,223)	(1,259)	(321)	(251)	(436)
Other administrative expenses	(1,845)	(2,828)	(764)	(385)	(743)
Depreciation and amortisation	(905)	(1,176)	(270)	(194)	(323)
Impairment of other intangible assets	(9)	(44)	-	(2)	(35)

Operating expenses	(7,905)	(9,325)	(2,341)	(1,814)	(2,527)

Profit before impairment losses	2,891	4,928	194	609	1,706
Impairment losses	(3,242)	(696)	(130)	(254)	(160)

Operating (loss)/profit before tax	(351)	4,232	64	355	1,546
Tax charge	(83)	(432)	(84)	(207)	(37)

(Loss)/profit for the period	(434)	3,800	(20)	148	1,509

Attributable to:
Ordinary shareholders	(753)	3,133	(109)	61	1,410
Preference shareholders	26	39	5	5	9
Paid-in equity holders	355	367	83	80	90
Non-controlling interests	(62)	261	1	2	-

Earnings per ordinary share	(6.2)p	26.0p	(0.9)p	0.5p	11.7p
Earnings per ordinary share - fully diluted	(6.2)p	25.9p	(0.9)p	0.5p	11.6p

Condensed consolidated statement of comprehensive income for the period ended 31 December 2020

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2020	2019	2020	2020	2019
	£m	£m	£m	£m	£m
(Loss)/profit for the period	(434)	3,800	(20)	148	1,509
Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes	4	(142)	(50)	(14)	(46)
(Loss)/profit on fair value of credit in financial liabilities
designated at FVTPL due to own credit risk	(52)	(189)	(72)	(63)	(74)
FVOCI financial assets	(64)	(71)	(21)	77	21
Tax	42	28	29	13	4
	(70)	(374)	(114)	13	(95)
Items that do qualify for reclassification
FVOCI financial assets	44	(14)	81	74	(11)
Cash flow hedges	271	294	(93)	(53)	(394)
Currency translation	276	(1,836)	(149)	(150)	(1,538)
Tax	(89)	(170)	(4)	94	23
	502	(1,726)	(165)	(35)	(1,920)
Other comprehensive income/(loss) after tax	432	(2,100)	(279)	(22)	(2,015)

Total comprehensive(loss)/income for the period	(2)	1,700	(299)	126	(506)

Attributable to:
Ordinary shareholders	(338)	1,044	(389)	37	(580)
Preference shareholders	26	39	5	5	9
Paid-in equity holders	355	367	83	80	90
Non-controlling interests	(45)	250	2	4	(25)
	(2)	1,700	(299)	126	(506)

Condensed consolidated balance sheet as at 31 December 2020

	31 December	30 September	31 December
	2020	2020	2019
	£m	£m	£m
Assets
Cash and balances at central banks*	124,489	111,681	80,993
Trading assets	68,990	70,820	76,745
Derivatives	166,523	164,311	150,029
Settlement balances	2,297	10,947	4,387
Loans to banks - amortised cost*	6,955	6,571	7,554
Loans to customers - amortised cost	360,544	353,691	326,947
Other financial assets	55,148	58,736	61,452
Intangible assets	6,655	6,600	6,622
Other assets	7,890	8,204	8,310

Total assets	799,491	791,561	723,039

Liabilities
Bank deposits	20,606	18,666	20,493
Customer deposits	431,739	418,358	369,247
Settlement balances	5,545	9,839	4,069
Trading liabilities	72,256	73,023	73,949
Derivatives	160,705	160,532	146,879
Other financial liabilities	45,811	48,848	45,220
Subordinated liabilities	9,962	10,467	9,979
Notes in circulation	2,655	2,308	2,109
Other liabilities	6,388	6,370	7,538
Total liabilities	755,667	748,411	679,483

Equity
Ordinary shareholders' interests	38,367	38,693	38,993
Other owners' interests	5,493	4,495	4,554
Owners’ equity	43,860	43,188	43,547
Non-controlling interests	(36)	(38)	9
Total equity	43,824	43,150	43,556
Total liabilities and equity	799,491	791,561	723,039

*Prior period data has been restated for the accounting policy change for balances held with central banks. Refer to Accounting policy changes effective 1 January 2020 for further details.

 Condensed consolidated statement of changes in equity for the period ended 31 December 2020

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2020	2019	2020	2020	2019
	£m	£m	£m	£m	£m
Called-up share capital - at 1 January	12,094	12,049	12,127	12,125	12,094
Ordinary shares issued	35	45	2	2	-
At 31 December	12,129	12,094	12,129	12,127	12,094

Paid-in equity - at 1 January	4,058	4,058	4,001	4,058	4,058
Redeemed/reclassified (1)	(1,277)	-	-	(1,277)	-
Securities issued during the period (2)	2,218	-	998	1,220	-
At 31 December	4,999	4,058	4,999	4,001	4,058

Share premium account - at 1 January	1,094	1,027	1,110	1,110	1,094
Ordinary shares issued	17	67	1	-	-
At 31 December	1,111	1,094	1,111	1,110	1,094

Merger reserve - at 1 January and 31 December	10,881	10,881	10,881	10,881	10,881

FVOCI reserve - at 1 January	138	343	(36)	(80)	125
Unrealised gains/(losses)	76	(107)	55	144	(11)
Realised losses/(gains) (3)	152	(90)	367	(108)	27
Tax	(6)	(8)	(26)	8	(3)
At 31 December	360	138	360	(36)	138

Cash flow hedging reserve - at 1 January	35	(191)	300	341	336
Amount recognised in equity	321	573	(75)	(49)	(285)
Amount transferred from equity to earnings	(50)	(279)	(18)	(4)	(109)
Tax	(77)	(68)	22	12	93
At 31 December	229	35	229	300	35

Foreign exchange reserve - at 1 January	1,343	3,278	1,758	1,809	2,924
Retranslation of net assets	297	(428)	(155)	(75)	(381)
Foreign currency (losses)/gains on hedges of net assets	(55)	83	4	4	61
Tax	6	(110)	-	101	(116)
Recycled to profit or loss on disposal of businesses (4)	17	(1,480)	1	(81)	(1,145)
At 31 December	1,608	1,343	1,608	1,758	1,343

Retained earnings - at 1 January	13,946	14,312	13,071	12,940	12,663
Implementation of IFRS 16 on 1 January 2019	-	(187)	-	-	-
(Loss)/profit attributable to ordinary shareholders and
other equity owners	(372)	3,539	(21)	146	1,509
Equity preference dividends paid	(26)	(39)	(5)	(5)	(9)
Paid-in equity dividends paid	(355)	(367)	(83)	(80)	(90)
Ordinary dividends paid	-	(3,018)	-	-	-
Unclaimed dividend	2	-	-	2	-
Redemption/reclassification of paid-in equity (1)	(355)	-	-	-	-
Realised (losses)/gains in period on FVOCI equity shares
- gross	(248)	112	(362)	115	(6)
- tax	-	-	27	(27)	-
Remeasurement of the retirement benefit schemes
- gross	4	(142)	(50)	(14)	(46)
- tax	22	24	(7)	6	(1)
Changes in fair value of credit in financial liabilities
designated at FVTPL
- gross	(52)	(189)	(72)	(63)	(74)
- tax	8	20	9	7	6
Shares issued under employee share schemes	(11)	(6)	-	-	(2)
Share-based payments	4	(113)	60	44	(4)
At 31 December	12,567	13,946	12,567	13,071	13,946

Condensed consolidated statement of changes in equity for the period ended 31 December 2020

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2020	2019	2020	2020	2019
	£m	£m	£m	£m	£m
Own shares held - at 1 January	(42)	(21)	(24)	(24)	(45)
Shares issued under employee share schemes	95	39	-	-	5
Own shares acquired	(77)	(60)	-	-	(2)
At 31 December	(24)	(42)	(24)	(24)	(42)
Owners' equity at 31 December	43,860	43,547	43,860	43,188	43,547

Non-controlling interests - at 1 January	9	754	(38)	(42)	16
Currency translation adjustments and other movements	17	(11)	1	2	(25)
(Loss)/profit attributable to non-controlling interests	(62)	261	1	2	-
Dividends paid	-	(5)	-	-	(5)
Equity raised (5)	-	45	-	-	-
Equity withdrawn and disposals (6)	-	(1,035)	-	-	23
At 31 December	(36)	9	(36)	(38)	9

Total equity at 31 December	43,824	43,556	43,824	43,150	43,556

Attributable to:
Ordinary shareholders	38,367	38,993	38,367	38,693	38,993
Preference shareholders	494	496	494	494	496
Paid-in equity holders	4,999	4,058	4,999	4,001	4,058
Non-controlling interests	(36)	9	(36)	(38)	9
	43,824	43,556	43,824	43,150	43,556

Notes:
(1)
Paid-in equity reclassified to liabilities as the result of a call of US$2 billion AT1 notes in June 2020, which were redeemed in August 2020.
(2)
AT1 capital notes totalling US$1.5 billion less fees issued in June 2020. In November 2020 AT1 capital notes totalling £1.0 billion less fees were issued.
(3)
During the year NWM Plc sold its entire equity holding in Saudi British Bank (SABB) leading to a realised loss of £337 million after tax which was recognised through other comprehensive income and reclassified to retained earnings. Also, following a conversion of Visa B and C preference shares to Visa Class A Shares a gain of £125 million was realised. There has been a corresponding adjustment to the conversion ratio of the Visa B and C preference shares.
(4)
Includes £290 million recycled on completion of the Alawwal bank merger in June 2019 (with a further £48m shown in Tax), £1,102 million recycled on the subsequent liquidation of RFS Holdings B.V. (with a further £65m shown in Tax), and £67m attributable to the capital repayment by UBI DAC in 2019. The Alawwal bank merger resulted in the derecognition of the associate investment in Alawwal bank and recognition of a new investment in SABB held at FVOCI. The recycling gains arising from the liquidation of RFS Holdings BV and capital repayment by UBI DAC have been calculated using the step-by-step method in IFRIC 16 ‘Hedges of a Net Investment in a Foreign Operation’ and by reference to the proportion of capital repaid. Amount recycled also includes £2,661 million related with historical hedge relationship taken to non-interest income.
(5)
Capital injection from RFS Holdings B.V Consortium members.
(6)
Distributed to RFS Holding B.V. Consortium members on completion of the Alawwal bank merger.

Condensed consolidated cash flow statement for the period ended 31 December 2020
	Year ended
	31 December	31 December
	2020	2019
	£m	£m
Operating activities
Operating (loss)/profit before tax	(351)	4,232
Adjustments for non-cash items	2,845	2,907

Net cash flows from trading activities	2,494	7,139
Changes in operating assets and liabilities	26,815	(9,940)

Net cash flows from operating activities before tax	29,309	(2,801)
Income taxes paid	(214)	(278)

Net cash flows from operating activities	29,095	(3,079)

Net cash flows from investing activities	7,547	(716)

Net cash flows from financing activities	90	(2,570)

Effects of exchange rate changes on cash and cash equivalents	1,879	(1,983)

Net increase/(decrease) in cash and cash equivalents	38,611	(8,348)
Cash and cash equivalents at beginning of year	100,588	108,936

Cash and cash equivalents at end of year	139,199	100,588

Notes
1. Basis of preparation
The condensed consolidated financial statements should be read in conjunction with NatWest Group plc 2020 Annual Report and Accounts which were prepared in accordance with International Accounting Standards in conformity with the requirements of the Companies Act 2006 and with International Financial Reporting Standards (IFRS) adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union.

Going concern
Having reviewed NatWest Group’s forecasts, projections, the potential impact of COVID-19, and other relevant evidence, the directors have a reasonable expectation that NatWest Group will continue in operational existence for the foreseeable future. Accordingly, the results for the year ended 31 December 2020 have been prepared on a going concern basis (see the Report of the directors, page 153, NatWest Group plc 2020 Annual Report and Accounts).

2. Accounting policies
NatWest Group’s principal accounting policies are as set out on pages 264 to 268 of the NatWest Group plc 2020 Annual Report and Accounts. From 1 January 2020, the accounting policies have been updated to reflect the adoption of the below.

Accounting policy changes effective 1 January 2020
Amendments to IFRS 3 Business Combinations (IFRS 3) - Changes to the definition of a business
The International Accounting Standards Board (IASB) amended IFRS 3 to provide additional guidance on the definition of a business. The amendment aims to help entities when determining whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments are in line with current accounting policy and therefore did not affect the accounts.

Definition of material – Amendments to IAS 1 – Presentation of Financial Statements (IAS 1) and IAS 8 -
Accounting Policies, Changes in Accounting Estimates and Errors (IAS 8)
The IASB clarified the definition of ‘material’ and aligned the definition of material used in the Conceptual Framework and in other IFRS standards. The amendments clarify that materiality will depend on the nature or magnitude of information. Under the amended definition of materiality, an entity will need to assess whether the information, either individually or in combination with other information, is material in the context of the accounts. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. NatWest Group’s definition and application of materiality is in line with the definition in the amendments.

Interest Rate Benchmark Reform (IBOR reform) Phase 1 amendments to IFRS 9 and IAS 39
The IASB issued 'Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7)' as a first reaction to the potential effects the IBOR reform could have on financial reporting. The amendments focused on hedge accounting and allow hedge relationships affected by the IBOR reform to be accounted for as continuing hedges. Amendments are effective for annual reporting periods beginning on or after 1 January 2020 with early application permitted. NatWest Group early adopted these amendments for the annual period ending on 31 December 2019.

Interest Rate Benchmark Reform (IBOR reform) Phase 2 amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16
Phase 2 of the IASB’s IBOR project (published in August 2020) addresses the wider accounting issues arising from the IBOR reform. The amendments are effective for annual reporting periods beginning on or after 1 January 2021 with early application permitted. As NatWest Group early adopted these amendments for the annual period ending on 31 December 2020, which have been endorsed by the EU and UK in January 2021, NatWest Group has applied International Accounting Standards, which have been adopted for use within the UK. NatWest Group’s IBOR transition program remains on-track and key milestones have been met. Conversion from rates subject to reform to alternative risk-free rates (RFRs) is expected to increase as RFR-based products become more widely available and key market-driven conversion events occur.

Accounting policy change - balances held with central banks
The definitions of central banks and the classification of amounts that are held in cash and balances at central banks and loans to banks - amortised cost have been refined. Amounts not subject to mandatory or term deposit restrictions that are held with central banks are now classified as Cash and balances with central banks, irrespective of jurisdiction. Amounts that are subject to mandatory restrictions or time deposit restrictions of more than 24 hours are classified as Loans to banks - amortised cost. Previously, this also included amounts subject to restrictions of less than 24 hours.

This change in accounting policy resulted in a £5.0 billion increase in Cash and balances at central banks and a corresponding reduction in Loans to banks - amortised cost at 31 December 2020, and a balance sheet reclassification from Loans to banks - amortised cost to Cash and balances at central banks of £3.1 billion at 31 December 2019 (1 January 2019 - £2.5 billion). These did not impact the consolidated cash flow statement.

Notes
2. Accounting policies continued
Critical accounting policies and key sources of estimation uncertainty
The judgements and assumptions that are considered to be the most important to the portrayal of NatWest Group’s financial condition are those relating to deferred tax, fair value of financial instruments, loan impairment provisions, goodwill and provisions for liabilities and charges. These critical accounting policies and judgements are described on page 268 of the NatWest Group plc 2020 Annual Report and Accounts. Estimation uncertainty has been affected by the COVID-19 pandemic during 2020. Management’s consideration of this source of uncertainty is outlined in the relevant sections of NatWest Group plc 2020 Annual Report and Accounts, including the ECL estimate for the period in the Risk and capital management section contained in the NatWest Group plc 2020 Annual Report and Accounts.

Information used for significant estimates
The COVID-19 pandemic has continued to cause significant economic and social disruption during year ended 31 December 2020. Key financial estimates are based on management's latest five-year revenue and cost forecasts. Measurement of goodwill, deferred tax and expected credit losses are highly sensitive to reasonably possible changes in those anticipated conditions. Other reasonably possible assumptions about the future include a prolonged financial effect of the COVID-19 pandemic on the economy of the UK and other countries. Changes in judgements and assumptions could result in a material adjustment to those estimates in the next reporting periods. (Refer to the NatWest Group plc Risk factors in the 2020 Annual Report and Accounts).

3. Provisions for liabilities and charges
	Payment	Other	Litigation and
	protection	customer	other
	insurance	redress	regulatory	Other (1)	Total
	£m	£m	£m	£m	£m
At 1 January 2020	1,156	314	426	781	2,677
Expected credit losses impairment charge	-	-	-	46	46
Currency translation and other movements	-	3	21	-	24
Charge to income statement	-	13	98	17	128
Releases to income statement	(100)	(8)	(17)	(29)	(154)
Provisions utilised	(197)	(47)	(35)	(100)	(379)
At 31 March 2020	859	275	493	715	2,342
Expected credit losses impairment charge	-	-	-	77	77
Currency translation and other movements	-	1	2	-	3
Charge to income statement	1	62	2	134	199
Releases to income statement	(150)	(7)	(4)	(54)	(215)
Provisions utilised	(204)	(49)	(11)	(106)	(370)
At 30 June 2020	506	282	482	766	2,036
Expected credit losses impairment charge	-	-	-	16	16
Currency translation and other movements	-	1	(11)	1	(9)
Charge to income statement	-	15	11	112	138
Releases to income statement	-	(28)	(7)	(47)	(82)
Provisions utilised	(114)	(48)	(49)	(40)	(251)
At 30 September 2020	392	222	426	808	1,848
Expected credit losses impairment charge	-	-	-	(56)	(56)
Currency translation and other movements	-	-	(11)	(3)	(14)
Charge to income statement	-	262	9	137	408
Releases to income statement	(27)	(15)	(39)	(48)	(129)
Provisions utilised	(42)	(43)	(20)	(100)	(205)
At 31 December 2020	323	426	365	738	1,852

Note:
(1)
Materially comprises provisions relating to property closures and restructuring costs.

There are uncertainties as to the eventual cost of redress in relation to certain of the provisions contained in the table above. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different from the amount provided.

4. Litigation and regulatory matters
NatWest Group plc and certain members of NatWest Group are party to legal proceedings and involved in regulatory matters, including as the subject of investigations and other regulatory and governmental action (“Matters”) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions. Note 26 in the NatWest Group plc 2020 Annual Report and Accounts, issued on 19 February 2021 and available at natwestgroup.com (“Note 26 ”), discusses the Matters in which NatWest Group is currently involved and developments to those matters. Other than the Matters discussed in Note 26, no member of NatWest Group is or has been involved in governmental, legal, or regulatory proceedings (including those which are pending or threatened) that are expected to be material, individually or in aggregate. Recent developments in the Matters identified in Note 26 that have occurred since the Q3 2020 Interim Management Statement was issued on 29 October 2020, include, but are not limited to, those set out below.

Notes
4. Litigation and regulatory matters continued
Litigation
London Interbank Offered Rate (LIBOR) and other rates litigation
NWM Plc is a defendant in a class action relating to alleged manipulation of Swiss Franc LIBOR that was dismissed by the district court but is currently on appeal to the United States Court of Appeals for the Second Circuit. NWM Plc and the plaintiffs reached a settlement in principle of this matter in February 2021. The amount of the settlement, which remains subject to final documentation and court approval, is covered by an existing provision.

FX litigation
In November 2020, proceedings were issued in the High Court of Justice of England and Wales against NWM Plc by a claimant who seeks an account of profits or damages in respect of alleged historic FX trading misconduct. The claimant has also issued similar proceedings against a number of other banks. The claim against NWM Plc makes allegations of fraud, deceit and dishonesty, as well as breaches of contract, fiduciary duties, duties of confidence and other matters, in respect of FX services provided by NWM Plc during the period 2006 to 2010. NWM Plc awaits service of the claim.

Offshoring VAT assessments
HMRC issued protective tax assessments in 2018 against NatWest Group plc totalling £143 million relating to unpaid VAT in respect of the UK branches of two NatWest Group companies registered in India. NatWest Group formally requested reconsideration by HMRC of their assessments, and this process was completed in November 2020. HMRC upheld their original decision and, as a result, NatWest Group plc lodged an appeal with the Tax Tribunal and an application for judicial review with the High Court of Justice of England and Wales, both in December 2020. In order to lodge the appeal with the Tax Tribunal, NatWest Group plc was required to pay the £143 million to HMRC, and payment was made on 16 December 2020.

Regulatory matters
US investigations relating to fixed-income securities
In December 2020, RBS Financial Products, Inc. agreed to pay US$18.2 million to resolve the State of Maryland’s investigation of NatWest Group’s issuance and underwriting of residential mortgage-backed securities. RBS Financial Products, Inc. has paid the settlement amount, which was covered by an existing provision.

Investment advice review
During October 2019, the FCA notified NatWest Group of its intention to appoint a Skilled Person under section 166 of the Financial Services and Markets Act 2000 to conduct a review of whether NatWest Group’s past business review of investment advice provided during 2010 to 2015 was subject to appropriate governance and accountability and led to appropriate customer outcomes. NatWest Group is co-operating with the Skilled Person’s review and, subject to discussion with the FCA, expects to conduct additional review / remediation work during 2021. Accordingly, NatWest Group recognised an increased provision in relation to these matters at 31 December 2020.

5. Related party transactions
UK Government
The UK Government and bodies controlled or jointly controlled by the UK Government and bodies over which it has significant influence are related parties of NatWest Group.

Bank of England facilities
In the ordinary course of business, NatWest Group may from time to time access market-wide facilities provided by the Bank of England. NatWest Group’s other transactions with the UK Government include the payment of taxes, principally UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy and FSCS levies).

Other related parties
(a) In their roles as providers of finance, NatWest Group companies provide development and other types of capital support to businesses. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.
(b) NatWest Group recharges The NatWest Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to NatWest Group.

Full details of NatWest Group’s related party transactions for the year ended 31 December 2020 are included in the NatWest Group plc 2020 Annual Report and Accounts.

Notes
6. Dividends
The company announces that the directors have recommended a final dividend of £364 million, or 3p per ordinary share (2019 – nil), subject to shareholder approval at the Annual General Meeting on 28 April 2021.

If approved, payment will be made on 4 May 2021 to shareholders on the register at the close of business on 26 March 2021. The ex-dividend date will be 25 March 2021.

7. Post balance sheet events
NatWest Group has announced a phased withdrawal from the Republic of Ireland and has entered into a non-binding Memorandum of Understanding (‘MOU’) with Allied Irish Banks, p.l.c. for the sale of a c.€4bn portfolio of performing commercial loans. The potential sale contemplated by the MoU remains subject to due diligence, further negotiation and agreement of final terms and definitive documentation, as well as obtaining regulatory and other approvals and satisfying other conditions. The proposed sale may not be concluded on the terms contemplated in the MoU, or at all. No estimate of any financial effect of the potential transaction can be made at the date of approval of these accounts.

On 18 February 2021, NatWest Group reached final agreement with the Official Receiver in relation to a portfolio of historical PPI claims. NatWest Group carried adequate provision for this outcome and there is no further charge/release as a result.

Other than as disclosed in the accounts, there have been no other significant events between 31 December 2020 and the date of approval of these accounts which would require a change or additional disclosure.

Statement of directors’ responsibilities

The responsibility statement below has been prepared in connection with NatWest Group’s full Annual Report and Accounts for the year ended 31 December 2020.

We, the directors listed below, confirm that to the best of our knowledge:

●
The financial statements, prepared in accordance with International Financial Reporting Standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidated taken as a whole; and

●
The Strategic report and Directors’ report (incorporating the Business review) include a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Howard Davies	Alison Rose-Slade	Katie Murray
Chairman	Group Chief Executive Officer	Group Chief Financial Officer

19 February 2021

Board of directors
Chairman	Executive directors	Non-executive directors
Howard Davies	Alison Rose-Slade Katie Murray	Frank Dangeard Patrick Flynn Morten Friis Robert Gillespie Yasmin Jetha Mike Rogers Mark Seligman Lena Wilson

Additional information

Presentation of information
‘Parent company’ refers to NatWest Group plc and ‘NatWest Group’ refers to NatWest Group plc and its subsidiary and associated undertakings. The term ‘NWH Group’ refers to NatWest Holdings Limited (‘NWH’) and its subsidiary and associated undertakings.  The term ‘NWM Group’ refers to NatWest Markets Plc (‘NWM Plc’) and its subsidiary and associated undertakings.  The term ‘NWM N.V.’ refers to NatWest Markets N.V. The term ‘NWMSI’ refers to NatWest Markets Securities, Inc. The term ‘RBS plc’ refers to The Royal Bank of Scotland plc.  The term ‘NWB Plc’ refers to National Westminster Bank Plc.  The term ‘UBI DAC’ refers to Ulster Bank Ireland DAC.  The term ‘RBSI Limited’ refers to The Royal Bank of Scotland International Limited.

NatWest Group publishes its financial statements in pounds sterling (‘£’ or ‘sterling’). The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling, respectively, and references to ‘pence’ represent pence in the United Kingdom (‘UK’). Reference to ‘dollars’ or ‘$’ are to United States of America (‘US’) dollars. The abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of dollars, respectively, and references to ‘cents’ represent cents in the US. The abbreviation ‘€’ represents the ‘euro’, and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros, respectively, and references to ‘cents’ represent cents in the European Union (‘EU’).

To aid readability, this document retains references to EU legislative and regulatory provisions in effect in the UK before 1 January 2021 that have now been implemented in UK domestic law. These references should be read and construed as including references to the applicable UK implementation measures with effect from 1 January 2021.

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 (‘the Act’). The statutory accounts for the year ended 31 December 2019 have been filed with the Registrar of Companies and those for the year ended 31 December 2020 will be filed with the register of companies following the Annual General Meeting. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

MAR – Inside Information
This announcement contains information that qualified or may have qualified as inside information for NatWest Group plc, for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (MAR) as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018. This announcement is made by Alexander Holcroft, Head of Investor Relations for NatWest Group plc.

Contacts
Analyst enquiries:	Alexander Holcroft, Investor Relations	+44 (0) 20 7672 1758
Media enquiries:	NatWest Group Press Office	+44 (0) 131 523 4205

	Management presentation	Fixed income call	Webcast and dial in details
Date:	Friday 19 February 2021	Friday 19 February 2021	https://investors.natwestgroup.com/results-centre
Time:	9:00 am UK time	1:00 pm UK time	International: +44 (0) 203 057 6566
Conference ID:	4244348	2299078	UK Free Call: 0800 279 5995 US Local Dial-In, New York: +1 646 741 2115

Available on www.natwestgroup.com/results
●	Announcement and slides.
●	2020 Annual Report and Accounts.
●	A financial supplement containing income statement, balance sheet and segment performance for the nine quarters ended 31 December 2020.
●	NatWest Group and NWH Group Pillar 3 Report.

Forward looking statements
Cautionary statement regarding forward-looking statements
Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘will’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions. In particular, this document includes forward-looking statements relating, but not limited to: the COVID-19 pandemic and its impact on NatWest Group; future profitability and performance, including financial performance targets (such as RoTE) and discretionary capital distribution targets; ESG and climate-related targets, including in relation to sustainable financing and financed emissions; planned cost savings; implementation of NatWest Group’s Purpose-led strategy, including in relation to the refocusing of its NWM franchise and the digitalisation of its operations and services; the timing and outcome of litigation and government and regulatory investigations; the implementation of the Alternative Remedies Package; balance sheet reduction, including the reduction of RWAs; capital, liquidity and leverage ratios and requirements, including CET1 Ratio, RWAes, Pillar 2 and other regulatory buffer requirements and MREL; funding plans and credit risk profile; capitalisation; portfolios; net interest margin; customer loan and income growth and market share; impairments and write-downs, including with respect to goodwill; restructuring and remediation costs and charges; NatWest Group’s exposure to political risk, economic risk, climate, environmental and sustainability risk, operational risk, conduct risk, cyber and IT risk and credit rating risk and to various types of market risks, including interest rate risk, foreign exchange rate risk and commodity and equity price risk; customer experience, including our Net Promotor Score (NPS); employee engagement and gender balance in leadership positions.

Limitations inherent to forward-looking statements
These statements are based on current plans, expectations, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to NatWest Group’s strategy or operations, which may result in NatWest Group being unable to achieve the current plans, expectations, estimates, targets, projections and other anticipated outcomes expressed or implied by such forward-looking statements. In addition, certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future results, gains or losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. The forward-looking statements contained in this document speak only as of the date we make them and we expressly disclaim any obligation or undertaking to update or revise any forward-looking statements contained herein, whether to reflect any change in our expectations with regard thereto, any change in events, conditions or circumstances on which any such statement is based, or otherwise, except to the extent legally required.

Important factors that could affect the actual outcome of the forward-looking statements
We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements described in this document. These factors include, but are not limited to, those set forth in the risk factors and the other uncertainties described in NatWest Group plc’s Annual Report on Form 20-F and its other filings with the US Securities and Exchange Commission. The principal risks and uncertainties that could adversely NatWest Group’s future results, its financial condition and prospects and cause them to be materially different from what is forecast or expected, include, but are not limited to: risks relating to the COVID-19 pandemic (including in respect of: the effects on the global economy and financial markets, and NatWest Group’s customers; increased counterparty risk; NatWest Group’s ability to meet its targets and strategic objectives; increased operational and control risks; increased funding risk; future impairments and write-downs); economic and political risk (including in respect of: uncertainty regarding the effects of Brexit; increased political and economic risks and uncertainty in the UK and global markets; changes in interest rates and foreign currency exchange rates; and HM Treasury’s ownership of NatWest Group plc); strategic risk (including in respect of the implementation of NatWest Group’s Purpose-led Strategy, including the re-focusing of the NWM franchise and NatWest Group’s ability to achieve its targets); financial resilience risk (including in respect of: NatWest Group’s ability to meet targets and to resume discretionary capital distributions; the competitive environment; counterparty risk; prudential regulatory requirements for capital and MREL; funding risk; changes in the credit ratings; the adequacy of NatWest Group’s resolution plans; the requirements of regulatory stress tests; model risk; sensitivity to accounting policies, judgments, assumptions and estimates; changes in applicable accounting standards; the value or effectiveness of credit protection; and the application of UK statutory stabilisation or resolution powers); climate and sustainability risk (including in respect of: risks relating to climate change and the transitioning to a low carbon economy; the implementation of NatWest Group’s climate change strategy and climate change resilient systems, controls and procedures; increased model risk; the failure to adapt to emerging climate, environmental and sustainability risks and opportunities; changes in ESG ratings; increasing levels of climate, environmental and sustainability related regulation and oversight; and climate, environmental and sustainability related litigation, enforcement proceedings and investigations); operational and IT resilience risk (including in respect of: operational risks (including reliance on third party suppliers); cyberattacks; the accuracy and effective use of data; complex IT systems (including those that enable remote working); attracting, retaining and developing senior management and skilled personnel; NatWest Group’s risk management framework; and reputational risk); and legal, regulatory and conduct risk (including in respect of: the impact of substantial regulation and oversight; compliance with regulatory requirements; the outcome of legal, regulatory and governmental actions and investigations; the replacement of LIBOR, EURIBOR and other IBOR rates; heightened regulatory and governmental scrutiny (including by competition authorities); implementation of the Alternative Remedies Package; and changes in tax legislation or failure to generate future taxable profits).

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or a solicitation of an offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments

Appendix
RBS\

Non-IFRS financial measures

Appendix – Non–IFRS financial measures
As described in the Accounting policies, NatWest Group prepares its financial statements in accordance with the basis set out in the accounting policies, page 34 which constitutes a body of generally accepted accounting principles (GAAP). This document contains a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS performance measures. These measures are adjusted for certain items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include the calculation of metrics that are used throughout the banking industry. These non-IFRS measures are not measures within the scope of IFRS and are not a substitute for IFRS measures. These measures include:

Non-IFRS financial measures
Measure	Basis of preparation	Additional analysis or reconciliation
NatWest Group return on tangible equity
Annualised loss or profit for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is average total equity less average intangible assets and average other owners’ equity.
Table 1
Segmental return on equity
Segmental operating profit adjusted for preference share dividends and tax divided by average notional equity, allocated at an operating segment specific rate, of the period average segmental risk-weighted assets incorporating the effect of capital deductions (RWAes).
Table 1
Operating expenses analysis – management view
The management analysis of operating expenses shows strategic costs and litigation and conduct costs in separate lines. Depreciation and amortisation, impairment of other intangibles and other administrative expenses attributable to these costs are included in strategic costs and litigation and conduct costs lines for management analysis. These amounts are included in staff, premises and equipment and other administrative expenses in the statutory analysis.
Table 2
Cost:income ratio	Total operating expenses less operating lease depreciation divided by total income less operating lease depreciation.	Table 3
Commentary – adjusted periodically for specific items
NatWest Group and segmental business performance commentary have been adjusted for the impact of specific items such as notable items, transfers, operating lease depreciation, strategic and litigation and conduct costs.

Notable items - page 12, Transfers – pages 13 and 16, Operating lease depreciation, Strategic costs and litigation and conduct costs - pages 23 to 27
Net lending in the retail and commercial business	Comprises customer loans in the Retail Banking, Ulster Bank RoI, Commercial Banking, Private Banking and RBSI operating segments.	Pages 2 and 11
Bank net interest margin (NIM)	Net interest income of the banking business less NatWest Markets (NWM) element as a percentage of interest-earning assets of the banking business less NWM element.	Table 4

Performance metrics not defined under IFRS(1)
Measure	Basis of preparation	Additional analysis or reconciliation
Loan:deposit ratio	Net customer loans held at amortised cost divided by total customer deposits.	Table 5
Tangible net asset value (TNAV)	Tangible equity divided by the number of ordinary shares in issue. Tangible equity is ordinary shareholders’ interest less intangible assets.	Page 10
NIM	Net interest income as a percentage of interest-earning assets.	Page 10
Funded assets	Total assets less derivatives.	Pages 23 to 27
ECL loss rate	The annualised loan impairment charge divided by gross customer loans.	Pages 23 to 27
Third party customer asset rate
Third party customer asset rate is calculated as annualised interest receivable on third-party loans to customers as a percentage of third-party loans to customers only. This excludes intragroup items, loans to banks and liquid asset portfolios, which are included for the calculation of net interest margin.
Pages 23 to 27
Third party customer funding rate
Third party customer funding rate is calculated as annualised interest payable on third-party customer deposits as a percentage of third-party customer deposits, including interest bearing and non-interest bearing customer deposits. This excludes intragroup items, bank deposits and debt securities in issue.
Pages 23 to 27
Assets under management and administration (AUMA)
Total AUMA comprises both assets under management (AUMs) and assets under administration (AUAs) managed within the Private Banking franchise. AUMs comprise assets under management, assets under custody and investment cash relating to Private Banking customers. AUAs are managed by Private Banking on behalf of Retail Banking and RBSI and a management fee is received in respect of providing this service.

Page 16

Note:
(1) Metric based on GAAP measures, included as not defined under IFRS and reported for compliance with ESMA adjusted performance measure rules.

Appendix – Non–IFRS financial measures
I. Return on tangible equity

	Year ended or as at		Quarter ended or as at
	31 December	31 December	31 December	30 September	31 December
NatWest Group return on tangible equity	2020	2019	2020	2020	2019
(Loss)/profit attributable to ordinary shareholders (£m)	(753)	3,133	(109)	61	1,410
Annualised (loss)/profit attributable to ordinary shareholders (£m)			(436)	244	5,640
Average total equity (£m)	43,774	45,160	43,648	43,145	43,860
Adjustment for other owners equity and intangibles (£m)	(11,872)	(11,960)	(11,895)	(11,482)	(11,952)
Adjusted total tangible equity (£m)	31,902	33,200	31,753	31,663	31,908
Return on tangible equity (%)	(2.4%)	9.4%	(1.4%)	0.8%	17.7%

		Ulster
	Retail	Bank	Commercial	Private	RBS	NatWest
Year ended 31 December 2020	Banking	RoI	Banking	Banking	International	Markets
Operating profit/(loss) (£m)	849	(226)	(399)	208	99	(227)
Preference share cost allocation (£m)	(88)	-	(153)	(22)	(20)	(68)
Adjustment for tax (£m)	(213)	-	155	(52)	(11)	83
Adjusted attributable profit/(loss) (£m)	548	(226)	(397)	134	68	(212)
Average RWAe (£bn)	37.2	12.4	76.4	10.4	7.0	37.3
Equity factor	14.5%	15.5%	11.5%	12.5%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.4	1.9	8.8	1.3	1.1	5.6
Return on equity	10.2%	(11.7%)	(4.5%)	10.3%	6.1%	(3.8%)

Year ended 31 December 2019
Operating profit/(loss) (£m)	855	49	1,327	297	344	(25)
Adjustment for tax (£m)	(236)	-	(372)	(83)	(48)	7
Preference share cost allocation (£m)	(74)	-	(163)	(18)	(11)	(64)
Adjustment for Alawwal bank merger gain (£m)	-	-	-	-	-	(150)
Adjusted attributable profit/(loss) (£m)	545	49	792	196	285	(232)
Average RWAe (£bn)	37.7	14.0	78.2	9.8	6.9	48.0
Equity factor	15.0%	15.0%	12.0%	13.0%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.7	2.1	9.4	1.3	1.1	7.2
Return on equity	9.6%	2.3%	8.4%	15.4%	25.7%	(3.2%)

Appendix – Non–IFRS financial measures
I. Return on tangible equity
		Ulster
	Retail	Bank	Commercial	Private	RBS	NatWest
Quarter ended 31 December 2020	Banking	RoI	Banking	Banking	International	Markets
Operating profit/(loss) (£m)	91	18	285	67	(13)	(230)
Preference share cost allocation (£m)	(22)	-	(38)	(5)	(5)	(17)
Adjustment for tax (£m)	(19)	-	(69)	(17)	3	69
Adjusted attributable profit/(loss) (£m)	50	18	178	45	(15)	(178)
Annualised adjusted attributable profit/(loss) (£m)	200	72	712	180	(60)	(712)
Average RWAe (£bn)	36.1	11.9	75.9	10.7	7.1	31.5
Equity factor	14.5%	15.5%	11.5%	12.5%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.2	1.8	8.7	1.3	1.1	4.7
Return on equity	3.8%	3.9%	8.1%	13.3%	(5.5%)	(15.0%)

Quarter ended 30 September 2020
Operating profit/(loss) (£m)	305	(5)	324	57	25	(66)
Preference share cost allocation (£m)	(22)	-	(38)	(6)	(5)	(17)
Adjustment for tax (£m)	(79)	-	(80)	(14)	(3)	23
Adjusted attributable profit/(loss) (£m)	204	(5)	206	37	17	(60)
Annualised adjusted attributable profit/(loss) (£m)	816	(20)	824	148	68	(240)
Average RWAe (£bn)	36.7	12.3	77.8	10.5	6.8	34.0
Equity factor	14.5%	15.5%	11.5%	12.5%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.3	1.9	8.9	1.3	1.1	5.1
Return on equity	15.3%	(1.0%)	9.2%	11.2%	6.4%	(4.7%)

Quarter ended 31 December 2019
Operating profit/(loss) (£m)	326	(5)	295	61	62	(132)
Preference share cost allocation (£m)	(18)	-	(41)	(4)	(6)	(14)
Adjustment for tax (£m)	(91)	-	(83)	(17)	(9)	37
Adjusted attributable profit/(loss) (£m)	217	(5)	171	40	47	(109)
Annualised adjusted attributable profit/(loss) (£m)	868	(20)	684	160	188	(436)
Average RWAe (£bn)	38.7	13.2	74.9	10.1	6.9	45.0
Equity factor	15.0%	15.0%	12.0%	13.0%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.8	2.0	9.0	1.3	1.1	6.7
Return on equity	14.9%	(1.0%)	7.6%	12.0%	17.3%	(6.5%)

Appendix – Non–IFRS financial measures
II. Operating expenses analysis

Statutory analysis (1,2)
	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2020	2019	2020	2020	2019
Operating expenses	£m	£m	£m	£m	£m
Staff costs	3,923	4,018	986	982	990
Premises and equipment	1,223	1,259	321	251	436
Other administrative expenses	1,845	2,828	764	385	743
Depreciation and amortisation	905	1,176	270	194	323
Impairment of other intangible assets	9	44	-	2	35
Total operating expenses	7,905	9,325	2,341	1,814	2,527

Non-statutory analysis
	Year ended
	31 December 2020				31 December 2019
		Litigation		Statutory		Litigation		Statutory
	Strategic	and conduct	Other	operating	Strategic	and conduct	Other	operating
Operating expenses	costs	costs	expenses	expenses	costs	costs	expenses	expenses
Staff costs	462	-	3,461	3,923	451	-	3,567	4,018
Premises and equipment	233	-	990	1,223	239	-	1,020	1,259
Other administrative expenses	197	113	1,535	1,845	295	895	1,638	2,828
Depreciation and amortisation	114	-	791	905	352	-	824	1,176
Impairment of other intangible assets	7	-	2	9	44	-	-	44
Total	1,013	113	6,779	7,905	1,381	895	7,049	9,325

	Quarter ended
	31 December 2020				30 September 2020
		Litigation		Statutory		Litigation		Statutory
	Strategic	and conduct	Other	operating	Strategic	and conduct	Other	operating
Operating expenses	costs	costs	expenses	expenses	costs	costs	expenses	expenses
Staff costs	147	-	839	986	155	-	827	982
Premises and equipment	63	-	258	321	22	-	229	251
Other administrative expenses	54	194	516	764	43	8	334	385
Depreciation and amortisation	62	-	208	270	3	-	191	194
Impairment of other intangible assets	-	-	-	-	-	-	2	2
Total	326	194	1,821	2,341	223	8	1,583	1,814

	Quarter ended
	31 December 2019
		Litigation		Statutory
	Strategic	and conduct	Other	operating
Operating expenses	costs	costs	expenses	expenses
Staff costs	155	-	835	990
Premises and equipment	146	-	290	436
Other administrative expenses	98	85	560	743
Depreciation and amortisation	119	-	204	323
Impairment of other intangible assets	19	-	16	35
Total	537	85	1,905	2,527

Notes:
(1)
On a statutory, or GAAP, basis, strategic costs are included within staff, premises and equipment, depreciation and amortisation, impairment of other intangible assets and other administrative expenses. Strategic costs relate to restructuring provisions, related costs and projects that are transformational in nature.
(2)
On a statutory, or GAAP, basis, litigation and conduct costs are included within other administrative expenses.

Appendix – Non–IFRS financial measures
III. Cost:income ratio

		Ulster
	Retail	Bank	Commercial	Private	RBS	NatWest	Central items	NatWest
	Banking	RoI	Banking	Banking	International	Markets	& other	Group
Year ended 31 December 2020	£m	£m	£m	£m	£m	£m	£m	£m
Operating expenses	(2,540)	(486)	(2,430)	(455)	(291)	(1,310)	(393)	(7,905)
Operating lease depreciation	-	-	145	-	-	-	-	145
Adjusted operating expenses	(2,540)	(486)	(2,285)	(455)	(291)	(1,310)	(393)	(7,760)
Total income	4,181	510	3,958	763	497	1,123	(236)	10,796
Operating lease depreciation	-	-	(145)	-	-	-	-	(145)
Adjusted total income	4,181	510	3,813	763	497	1,123	(236)	10,651
Cost:income ratio	60.8%	95.3%	59.9%	59.6%	58.6%	116.7%	nm	72.9%

Year ended 31 December 2019
Operating expenses	(3,618)	(552)	(2,600)	(486)	(264)	(1,418)	(387)	(9,325)
Operating lease depreciation	-	-	138	-	-	-	-	138
Adjusted operating expenses	(3,618)	(552)	(2,462)	(486)	(264)	(1,418)	(387)	(9,187)
Total income	4,866	567	4,318	777	610	1,342	1,773	14,253
Operating lease depreciation	-	-	(138)	-	-	-	-	(138)
Adjusted total income	4,866	567	4,180	777	610	1,342	1,773	14,115
Cost:income ratio	74.4%	97.4%	58.9%	62.5%	43.3%	105.7%	nm	65.1%

Appendix – Non–IFRS financial measures
III. Cost:income ratio

		Ulster
	Retail	Bank	Commercial	Private	RBS	NatWest	Central items	NatWest
	Banking	RoI	Banking	Banking	International	Markets	& other	Group
	£m	£m	£m	£m	£m	£m	£m	£m
Quarter ended 31 December 2020
Operating expenses	(818)	(114)	(656)	(91)	(112)	(301)	(249)	(2,341)
Operating lease depreciation	-	-	35	-	-	-	-	35
Adjusted operating expenses	(818)	(114)	(621)	(91)	(112)	(301)	(249)	(2,306)
Total income	974	131	951	184	126	73	96	2,535
Operating lease depreciation	-	-	(35)	-	-	-	-	(35)
Adjusted total income	974	131	916	184	126	73	96	2,500
Cost:income ratio	84.0%	87.0%	67.8%	49.5%	88.9%	nm	nm	92.2%

Quarter ended 30 September 2020
Operating expenses	(647)	(127)	(553)	(112)	(53)	(302)	(20)	(1,814)
Operating lease depreciation	-	-	37	-	-	-	-	37
Adjusted operating expenses	(647)	(127)	(516)	(112)	(53)	(302)	(20)	(1,777)
Total income	1,022	130	1,004	187	112	234	(266)	2,423
Operating lease depreciation	-	-	(37)	-	-	-	-	(37)
Adjusted total income	1,022	130	967	187	112	234	(266)	2,386
Cost:income ratio	63.3%	97.7%	53.4%	59.9%	47.3%	129.1%	nm	74.5%

Quarter ended 31 December 2019
Operating expenses	(788)	(140)	(700)	(135)	(83)	(392)	(289)	(2,527)
Operating lease depreciation	-	-	35	-	-	-	-	35
Adjusted operating expenses	(788)	(140)	(665)	(135)	(83)	(392)	(289)	(2,492)
Total income	1,195	139	1,076	195	150	250	1,228	4,233
Operating lease depreciation	-	-	(35)	-	-	-	-	(35)
Adjusted total income	1,195	139	1,041	195	150	250	1,228	4,198
Cost:income ratio	65.9%	100.7%	63.9%	69.2%	55.3%	156.8%	nm	59.4%

IV. Net interest margin
	Year ended or as at		Quarter ended or as at
	31 December	31 December	31 December	30 September	31 December
	2020	2019	2020	2020	2019
	£m	£m	£m	£m	£m
NatWest Group net interest income	7,749	8,047	1,971	1,926	2,037
Less: NWM net interest income	57	188	2	21	4
Net interest income excluding NWM	7,806	8,235	1,973	1,947	2,041
Annualised net interest income			7,820	7,662	8,082
Annualised net interest income excluding NWM			7,828	7,746	8,097
Average interest earning assets (IEA)	493,471	448,556	509,598	508,156	456,164
Less: NWM average IEA	37,929	35,444	36,515	39,213	36,594
Bank average IEA excluding NWM	455,542	413,112	473,083	468,943	419,570

Net interest margin	1.57%	1.79%	1.54%	1.51%	1.77%
Bank net interest margin (NatWest Group NIM excluding NWM)	1.71%	1.99%	1.66%	1.65%	1.93%

V. Loan:deposit ratio

	As at
	31 December	31 December
	2020	2019
	£m	£m
Loans to customers - amortised cost	360,544	326,947
Customer deposits	431,739	369,247
Loan:deposit ratio (%)	84%	89%

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 19 February 2021

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary